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06049719

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED OCT 06 2006 WASH, D.C. 213

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2006

PROCESSED OCT 23 2006 THOMSON FINANCIAL

P.E. 10-2006

Prana Biotechnology Limited
(Name of Registrant)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FILED SOLELY FOR THE PURPOSE OF DEPOSITING A COPY OF THE REGISTRANT'S ANNUAL REPORT TO SHAREHOLDERS WITH THE SECURITIES AND EXCHANGE COMMISSION

6116490.1

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana Biotechnology Limited Annual Report for Fiscal Year ended June 30, 2006.

ITEM 1



Our mission:

Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. Heart disease and cancer have been amongst the most successful areas of drug discovery over the last 20 years. The diseases associated with aging have, however, yet to be fully understood or effectively treated. Diseases of aging are in fact diseases capable of being prevented or cured. They are no longer regarded as an inevitable part of aging.

Prana's mission is:

To develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain as the aging process progresses.

PRANA BIOTECHNOLOGY Limited

Contents



Fiscal year 2006 was one of revitalization and promise for Prana Biotechnology Ltd. ("Prana"). We successfully completed Phase I safety trials of PBT2, our lead compound; completed the chronic toxicology associated and required to support long-term treatment of the drug in patients; and announced our plans to move forward with a Phase II clinical trial of PBT2 in patients with Alzheimer's Disease. This progress has continued into fiscal 2007 with the presentation of exciting and promising PBT2 data at the 10th International Conference on Alzheimer's Disease in Madrid, Spain.

The Genetics of Alzheimer's Disease

Alzheimer's is a devastating disease that currently afflicts over 14 million worldwide. Much of what science has learned about Alzheimer's Disease comes from the genes that were discovered over the past 20 years that underlie the disease. Perhaps the most important thing that these genes have taught us is that a ***small protein – a peptide known as beta-amyloid ("Abeta") – is the culprit, or the main target in the treatment of Alzheimer's Disease***.

Research shows that the toxic form of Abeta involves multiple Abeta peptides binding to each other to form 'oligomers'. These toxic oligomers are central to the Alzheimer's pathology because they can lodge in the synapses – the connections between the nerve cells – and impair synaptic function, notably neurotransmission and adversely affect cognition.

In 2000, Rudolph E. Tanzi[1] published Decoding Darkness: The Search for the Genetic Causes of Alzheimer's Disease, in which he summarized what he believed to be the three most promising research approaches (at the time) for the mechanistic treatment of Alzheimer's Disease addressing Abeta.

The first – *The Gamma Secretase Inhibitor Theory* – was aimed at curbing production of Abeta by blocking the gamma secretase enzyme needed to produce it. Studies in support of this theory have found that blocking the enzymes that generate Abeta is not necessarily the most effective mode of action because those enzymes are also needed to perform other important functions in the brain.

The second – a *Vaccine* – targeted the clearance of Abeta from the brain. Supporters of this approach have encountered roadblocks, as some patients have suffered from encephalitis due to the injection of the Abeta peptide. Subsequent studies attempting a passive immunization may offer a path forward, provided they can overcome the obstacle of being sufficiently specific and not induce adverse patient reactions.

The third was *Prana's MPAC (Metal Protein Attenuating Compound) Theory*. We believe that preventing the formation of toxic oligomers, or even the breaking down of them, by removing metals such as copper and zinc from the Abeta peptide will prove to be the most effective mode of action for treating Alzheimer's Disease.

The Prana MPAC Theory

The Prana MPAC Theory is based on discoveries that emerged from the Massachusetts General Hospital/Harvard University laboratories of Professors Ashley Bush and Rudy Tanzi, and from the University of Melbourne laboratory of Professor Colin Masters. Professor Bush has now returned to Australia and is based at the Mental Health Research Institute in Melbourne. Its basic principals are that if you can stop metals, especially copper and zinc, (which are in high concentrations in the aged brain), from binding to the neutral Abeta peptide, or monomer, you can prevent the Abeta from forming toxic oligomers. Moreover, if you can maintain the peptide as a monomer, it is easier to clear it out of the brain.

Our first initiative in support of the MPAC Theory was the clinical study of PBT1 (clioquinol), a retired anti-amoebic drug[2]. In a Phase II study of Alzheimer's patients, it was observed that PBT1 demonstrated benefit for patients compared to the placebo group. The observation that PBT1 (clioquinol) could halt cognitive decline (Proof of Concept) and was well tolerated, served as the catalyst for the creation of Prana's new generation proprietary MPAC chemical library (now over 400 compounds) to provide new drug candidates.

PBT2 – Prana's Lead Compound Shows Promise for the Treatment of Alzheimer's Disease

PBT2 is the first and lead development compound from Prana's proprietary MPAC chemical library. It is related to PBT1 – they are both 8-hydroxyquinolines, but PBT2 was designed specifically for greater safety, efficacy and much better access to the brain than PBT1 due to an enhanced ability to cross the blood-brain barrier.

This year we concluded the Phase I clinical trial program of PBT2, which investigated the safety, tolerability and pharmacokinetics of single and multiple doses of the drug in healthy volunteers. The data from these studies indicated that after oral administration in healthy human volunteers – both younger male volunteers and also volunteers from the presumed target population (males and females over the age of 50) - PBT2 is rapidly absorbed (Tmax $\leq$3 hours), achieves excellent blood levels (in the micromolar range), is primarily metabolized to PBT2-glucuronide and is renally cleared. Dosing did not appear to reach the maximum tolerated dose for healthy volunteers. The data indicates that PBT2 has many of the attributes needed for a successful oral therapeutic.



Even more exciting is the data presented by Professor Ashley Bush in July 2006 at the 10th International Conference on Alzheimer's Disease in Madrid demonstrating that in mouse models[3] PBT2 had a rapid and potent mechanism of action:

- improved memory performance within five (5) days of oral dosing,
- rapidly reduced the levels of soluble Abeta in the brain, and
- restored normal function to Abeta impaired synapses.

Moreover, this data is compelling and very exciting because it shows that PBT2 not only may facilitate the clearance of Abeta from the brain or prevent its production, but more importantly may improve cognition.

Prana's Plans to Advance the Development of PBT2 in Fiscal 2007

On the basis of the multiple encouraging results achieved to date, we are moving forward with plans for a Phase II clinical trial of PBT2 in patients with Alzheimer's Disease. The trial is being designed as a randomized, double-blind, placebo-controlled study, in which patients with Alzheimer's Disease will receive three (3) months of PBT2 or placebo. The study will be conducted in several sites in Sweden. It is designed to evaluate the safety and tolerability of PBT2, as well as to investigate the ability of PBT2 to affect multiple cerebrospinal fluid (CSF) and blood biomarkers of Alzheimer's Disease. Outcomes will include measures of CSF Abeta and Tau levels as well as neuro-cognitive and behavioral changes. We expect to start the Phase II trial at the end of this calendar year, subject to final regulatory approval, and to report the results by the end of calendar 2007.

Looking Ahead

The evolution of a compound from the lab to the clinic and ultimately commercialization is a daunting challenge. Some of our competitors have come, and some have gone. We stumbled a bit in fiscal 2005, but last year we worked to successfully transform ourselves for the future. Today we are much stronger and continue to develop our MPAC chemical library for future growth.

Prana is in a cycle of revival that is common in the biotech industry. Since our founding in 1997, the Company's scientists and employees have invested boundless amounts of time, energy and effort in the pursuit of developing treatments for Alzheimer's Disease and other neurodegenerative disorders. We have made great strides in the development of our proprietary chemical library, and I believe we can and will capitalize on our intellectual property in the MPAC platform in the future. I want to thank each and every member of the Prana team for their passion and commitment to our company and its pursuits.

We are committed to enhancing shareholder value for our investors now and in the future. We believe Prana has the right strategy to move PBT2 forward and create and sustain greater value for investors. Ultimately our mission is to bring benefit to the millions of patients suffering from Alzheimers Disease as well as other neurodegenerative diseases being studied by Prana.

Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Dated this 29th of September 2006

[1] Rudolph E. "Rudy" Tanzi is a Professor of Neurology and serves as the Director of the Genetics and Aging Research Unit, MassGeneral Institute for Neurodegenerative Diseases. He is affiliated with the Massachusetts General Hospital and Harvard University. In addition, Professor Tanzi is a co-founding scientist of Prana Biotechology Ltd.

[2] PBT1 (clioquinol) was found to be well tolerated and slowed cognitive decline in a pilot Phase II clinical trial of people with moderate stage Alzheimer's Disease. Further trials of the drug were abandoned due to a manufacturing impurity, not a flaw in PBT1 itself.

[3] The number of mice studied in the tests conducted by Professor Bush and his colleagues was:

Morris Water maze study: n=7 (dosed) and 7 (vehicle)
24h study in 15-month old Tg mice at 30mg/kg: n=7 (treated) and 8 (vehicle)
LTP experiment: n=8 (in each of 4 conditions)



Dr Ross Murdoch, Prana's President and Chief Operating Officer, has over 16 years of experience in the local and international pharmaceutical industry and has extensive experience in all the scientific, operational and commercial aspects of drug research and development. Ms Dianne Angus is the Senior Vice President of Business Development, Intellectual Property and Research. Ms Angus has over 14 years experience in directing technology evaluation and acquisition, product development and licensing in the commercial biotechnology sector.

STATUS UPDATE (JULY 2005 – JUNE 2006):

Drug Development and Research

- *PBT2. Prana's Lead proprietary MPAC molecule:*
  - An ICH compliant preclinical toxicology package to support clinical trials has been successfully completed.
  - Chronic preclinical toxicology studies in two animal species have been completed to support long-term treatment in patients.
  - Two Phase I Clinical trials (both single and multiple doses) in healthy male and female, young and elderly patients have been completed.
  - Planning for Phase II clinical trials have initiated.
- *PBT2. Animal models for studying the mechanism of drug action:* Previously PBT2 has demonstrated the ability to lower soluble levels of ß-amyloid protein and insoluble ß-amyloid plaques in the brains of transgenic 'Alzheimer's mice'. Recent research on the mode of action of PBT2 showed that this ability of PBT2 to lower the burden of ß-amyloid occurs very rapidly, initial results demonstrating an estimated 60% reduction in soluble ß-amyloid within 24 hours. The scientific literature has shown that oligomers (aggregates) of ß-amyloid secreted by brain cells degrade communication across the synaptic junctions between neurons. This is observed as inhibition of "Long Term Potentiation (LTP)", a measure of the ability of brain cells to form memories. Our research group has demonstrated that PBT2 can substantially protect neurons from the toxic effect of these oligomers of ß-amyloid.

  Furthermore, the significance of the rapid effects of PBT2 on brain ß-amyloid has been demonstrated most recently in studies undertaken with a mouse model of cognition called the Morris Water Maze. Within 5 days of treatment with PBT2 the time taken for the Alzheimer's mice to remember the location of a submerged hidden platform was sharply reduced relative to untreated mice. This improved spatial memory is an important indicator of PBT2's ability to improve cognitive function.
- *Alzheimer's Disease Immunotherapy:* Prana is planning to develop a passive vaccine to test in transgenic Alzheimer mice. The strategy involves the selection of a monoclonal antibody (Monoclonal antibodies are antibodies that are identical to each other because they are produced or cloned from the one type of immune B-cell, they recognise the same antigen) which selectively recognizes and targets only the 'toxic linked' oligomeric forms of ß-amyloid and not the benign monomers of ß-amyloid. Initial results show that we have a promising proprietary vaccine strategy to develop.
- *Chemistry and Discovery program:* Chemical design and synthesis has progressed well to expand Prana's MPAC (metal protein attenuating compounds) chemical library to generate an additional fifty 'next generation compounds' (non 8- hydroxyquinoline) compounds for Alzheimer's Disease over the last year, with the total MPAC library exceeding 400 compounds. Further, this library of new compounds is being validated for other neurodegenerative disorders including Huntington's Disease and Parkinson's Disease.


Research
PBT2
New drug 1
New drug 2
Parkinson's Disease

- *Intellectual Property developments:* Prana adopts an aggressive intellectual property strategy under which it has developed protection of its platform technology and drug assets through broad strategic "composition of matter" patents designed to limit opportunities for competition.
  - Two International patent applications; the first directed to the 8-hydroxyquinoline MPAC chemical class and the second, to several 'follow up' next generation MPAC chemical classes progressed from International (PCT) phase to national phase before an extensive number of international patent offices, both are pending prosecution.
  - A further third patent application directed to a selected 'follow up' next generation MPAC chemical class is soon to complete International (PCT) phase.
  - A patent application directed to an 8-hydroxyquinoline for specific (non Alzheimer Disease) cognition related disorders has completed International (PCT) phase and now awaits national phase prosecution in the United States, Europe, China and Australia.
  - Two Australian provisional patent applications were lodged during the year capturing new disease indications for MPAC's.
  - A patent application exclusively licensed from Massachusetts General Hospital (MGH) has been allowed in Australia. It is directed to an immunotherapy treatment for Alzheimer's Disease by administering a specific beta-amyloid component found in oligomers to actively immunize patients. The patent also claims a method of passive vaccination of patients using a monoclonal antibody, raised against the beta amyloid target component.
  - A patent application also exclusively licensed from MGH, directed to an assay to detect beta-amyloid from biological samples was granted in Australia.

- A patent application was granted in Australia, directed to compounds for the treatment of Alzheimer's Disease, which target and block the N–terminal metal binding site of beta-amyloid.
- In the United States, a patent (licensed from MGH) was granted, directed to the use of selected (non MPAC) metal chelators, for the treatment of amyloidosis.

- *Publications:*
  Over 20 key publications and articles submitted for inclusion in key International peer reviewed journals.

BACKGROUND:

The Neurodegenerative Disease Market-place

Currently there is no treatment or prevention for Alzheimer's Disease nor any successful treatment for any of the neurodegenerative diseases in Prana's therapeutic field. It is estimated that a successful drug for the treatment of Alzheimer's Disease could command annual global sales in the range of US$5-10 billion. The increasing weight of scientific opinion has focused on the prevention and clearance of soluble oligomers of ß-amyloid in the brain as the new central 'battleground' for mechanistic treatments of Alzheimer's Disease. As such, Prana's Scientific Advisory Board believe that its technology is well positioned to be competitive and the company has the opportunity to develop one of the first truly effective, disease modifying therapeutic medicines to treat Alzheimer's Disease and to pursue other neurodegenerative diseases.

The Company

Prana Biotechnology Limited ("Prana") was listed on the Australian Stock Exchange in March 2000 and on NASDAQ in September 2002. The Company's platform technology is focused on developing treatments for neurodegenerative diseases, having been developed with the financial support of various grants and private equity. The primary application of Prana's platform technology is Alzheimer's Disease, however very positive research findings have encouraged the company to apply its technology to other age-related degenerative disorders where the pathology of the disease is based on the interrelationship between certain metals and particular proteins (especially Huntington's Disease and Parkinson's Disease).

Research Institutions

Prana's research alliances, giving rise to the company's intellectual property have involved several world class, internationally recognised, core institutional research facilities:

- The University of Melbourne, Department of Pathology, Melbourne Australia
- The Mental Health Research Institute of Victoria, Melbourne Australia
- The Massachusetts General Hospital, Genetics and Aging Unit in Boston, Boston USA.

MPAC Platform Technology

Prana scientists discovered that the toxicity seen with many neurological diseases is associated with the interaction of key metals (such as zinc, iron and copper - present in all cells) and disease specific, aggregation prone, target proteins (such as beta-amyloid or alpha-synuclein). In Alzheimer's Disease for example, there is recent evidence that metal interactions with the target protein, beta-amyloid, can lead to the formation of toxic oligomers or aggregates of beta-amyloid which form in the synaptic cleft (between neurons) blocking information transfer.


Alzheimer's Disease:
A 'multi-mechanism disease
Free Radicals
Brain cell death
(reduced brain function)
Toxic
Oligomers
Metal
Aß Protein
Reduction of cell-to-cell
transmission
Decline in
cognition
Protein
Aggregation


PBT2: A "multi-mechanism"
approach to Alzheimer's Disease
treatment
Brain cell protection
Aß Protein
PBT2 binds
metal
Improved cell-to-cell
transmission
Improve cognition
stop decline
Reduce existing AND block new Plaques

Beyond Alzheimer's Disease, Prana scientists have discovered that they can inhibit the toxicities seen in *in vitro* and *in vivo* models of various neurological diseases by targeting the components and/or processes associated with oligomerization (binding) of disease specific target proteins. Prana's chemistry program uses "rational drug design" to target the development of new chemical entities designed to reduce toxic metal-protein interaction. To date, over 400 such compounds have been designed, synthesised and undergone extensive laboratory testing utilising both public and proprietary screening techniques. The compounds produced are termed "MPACs" (metal protein attenuating compounds).



The ever-growing body of evidence supporting the possible utility of MPACs for the treatment of other multiple major neurological and non-neurological diseases, has led to the understanding that the MPAC approach may be a platform technology. A strong research effort to test existing MPACs, and design and develop new MPACs for the treatment of other age related neurodegenerative diseases is continuing. Research both within Prana and by outside leaders in the field of neurodegenerative disease research indicates that the MPAC platform technology may be applicable for diseases such as:

- Alzheimer's Disease
- Parkinson's Disease
- Huntington's Disease

Prana's MPAC "platform technology" has also attracted the attention of groups outside of neurodegeneration such as oncology and cardiovascular disease. The possibilities for Prana's technology in these areas, is yet to be validated.

Clinical Proof of Concept for MPACs

The utility of Prana's prototype compound PBT1 in *in vitro* and *in vivo* animal models of Alzheimer's Disease was established in the late 1990's. Based on these results a double blind, randomised, placebo controlled, Phase II human Proof-of-Concept clinical trial (coded PBT1-011) and an open extension to the trial (coded PBT1-011ADEX) were undertaken between mid 2000 and mid 2003 providing evidence of the tolerability, safety and efficacy of PBT1 in 36 Alzheimer's disease patients (18 with mild to moderate disease and 18 with moderate to severe disease). The published results (Ritchie *et al* Archives Neurology Dec. 2003) of PBT1-011 demonstrated that PBT1 was well tolerated to 36 weeks and was associated with statistically significant slowing in the rate of cognitive decline (as measured by the ADAS-cog) in patients with moderate to severe disease. The results (8th International Springfield/Montreal Symposium on Advances in Alzheimer's Disease. Also available on Prana's website www.pranabio.com) of the PBT1-011ADEX trial indicated that the drug was very well tolerated for 84 weeks.

The observation that PBT1 could halt cognitive decline in the pilot phase II trial was the catalyst for the creation of Prana's MPAC chemical library. Using in-licensed assays from Harvard and its own proprietary screens, Prana pursued an active "rational drug design" chemistry program to test over 200 8-hydroxyquinoline molecules to select an alternative development lead compound to PBT1. The best of these, (PBT-20803 or now known as PBT2) was chosen and put into development. In 2005, Prana decided to replace PBT1 with PBT2 as its lead compound for Alzheimer's Disease when faced with difficulties with its manufacturing process for GMP-grade PBT1 and the opportunity to switch to PBT2 which was progressing well in Phase I and had outperformed PBT1 in preclinical models.

PBT2 (Prana's Lead Proprietary MPAC)


PBT2: Key milestone
1Qtr '03: Proved superior to PBT1 in physiochemical properties
2Qtr '03: Proved superior to PBT1 in chronic model of AD
3Qtr '03: Selection as Development Candidate
3Qtr '03: Preclinical toxicology testing initiated
3Qtr '04: Preclinical toxicology testing successfully completed
1Qtr '05: Proved superior to PBT1 in plasma: brain ratio
1Qtr '05: Phase 1 clinical trials initiated
2Qtr '05: Phase 1 Single dose clinical trial successfully completed
1Qtr '06: Proven to reduce Aß in preclinical models in 24 hrs
1Qtr '06: Phase 1 Multi dose clinical trial successfully completed
2Qtr '06: Proven to directly improve neurone-to-neurone transmission
2Qtr '06: Proven to improve cognition in preclinical models in just 5 days
End '06: Phase 11 clinical trials expected to initiate
3Qtr '06: Chronic preclinical toxicology testing expected to successfully complete

After selection for formal development in the 3rd quarter of 2003, PBT2 was tested in a variety of preclinical models to further characterize both its efficacy potential and safety/toxicity. Although of the same chemical class as PBT1, PBT2 has clear chemico-physical advantages and has outperformed PBT1 in a variety of preclinical tests including Prana's proprietary *in-vitro* tests and also in *in-vivo* testing in transgenic animal models of Alzheimer's Disease. PBT2 has been designed to have superior properties and has a superior patent position to PBT1 (being an internationally filed "composition of matter" patent application). PBT2 has progressed rapidly through initial formal toxicology testing and entered clinical development in early 2005. During 2005, PBT2 underwent testing in two Phase I clinical trials. The first, known as PBT2-001A, investigated the tolerability and pharmacokinetics (PK) of PBT2 in healthy male volunteers receiving a single dose of PBT2.

The second, known as PBT2-001B, investigated the tolerability and PK of PBT2 in elderly male and female volunteers (representative of the target population for Alzheimer's Disease treatment) receiving a once-daily dose of PBT2 each day for up to 7 days. These clinical trials progressed well with patient dosing completed in 2005 and the results announced in early 2006. The results from both clinical Phase I studies indicate that PBT2 (i) is well tolerated in healthy volunteers to doses of 800mg for 7 days and (ii) has appropriate PK and safety in humans to progress into Phase II testing in Alzheimer's Disease patients. The chronic toxicological studies required to allow long-term chronic dosing in Phase II clinical development and beyond, initiated in early 2005 and completed on schedule in 2006. These results together with the Phase I clinical results will be used to produce a regulatory package to support progression of PBT2 into Phase II development. A Phase II clinical trial (PBT2-201EURO) to investigate the safety, tolerability and effect of PBT2 on specific efficacy biomarkers is planned for initiation in late 2006 and will continue through much of 2007.



The next generation of MPACs

In line with best practice in drug development, to support PBT2 and Prana's MPAC portfolio, Prana scientists have utilized and built on the advanced "structure-activity relationship" generated by the 8-hydroxyquinoline development program to design, synthesize and test a large number of proprietary next generation "back-up" and "follow-up" MPAC compounds. In line with Big Pharmaceutical Companies, Prana defines

- *"back-up compounds"* as development-worthy compounds from the same chemical class as the development lead compound, with similar or better performance and differences in structural attributes.
- *"follow-up compounds"* as development-worthy compounds from a structurally distinct chemical class to that of the development lead compound, with similar or better performance to the lead.

Prana has identified back-up and follow-up compounds to PBT2 in Alzheimer's Disease. The " next generation" program is now focused on the design and testing of "follow-up" next generation MPACs for progression to formal development for the treatment of Alzheimer's Disease and other neurodegenerative diseases.

Prana has invested considerable resources over the past few years to strengthen and expand its screening capacity. This will not only allow for more rapid and complete screening of future assets but also allow early identification of positive points of differentiation. It is Prana's intention to continue to build the optimal mix of internal and external screening capacity to accelerate the efficient selection and validation of agents for use in Alzheimer's Disease and other neurodegenerative indications and to expand the knowledge and positive differentiation of its existing drug assets.

Non- MPAC development

Prana's innovative scientists, together with outside investigators and laboratories, have continued to discover additional potential targets and treatment modalities which may be useful in the treatment of neurodegeneration. At present Prana has several research programs outside of MPACs investigating novel treatments for Alzheimer's Disease.

One such approach is an immunotherapeutic approach to the treatment of Alzheimer's Disease. Previously Prana had created a beta-amyloid vaccine candidate which in a mouse model, produced antibodies that preferentially recognized 'toxic linked' oligomers of beta-amyloid and not the endogenous monomer form of beta amyloid. Currently we are planning to screen for a mouse monoclonal antibody candidate to use in a prospective mouse passive vaccine trial during 2007.

Another approach being pursued is the creation of compounds which block or destabilize the metal binding site on ß-amyloid as a means of preventing its subsequent cycle of toxicity. Several of these compounds are currently being tested in our mechanistic screens and in mouse models.



Invention	Status	Comments
"A method for assaying and treating Alzheimer's Disease" Filed: November 12, 1992 Applicant: The University of Melbourne Assigned to Prana Biotechnology Limited	Patents granted in Australia, Europe, Japan and the United States. Application in Canada is under examination. A divisional patent in is under appeal the United States.	The invention includes claims directed to the use of specified modulators of cation interaction with amyloid precursor protein and the use of these agents in the treatment of Alzheimer's Disease. Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer's Disease.
"Beta amyloid peptide inhibitors" Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	International (PCT) application has entered national phase in Europe, Canada, Japan and the United States. A patent has been granted in Australia and examination is expected in the other jurisdictions.	The invention encompasses claims to agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer's Disease.
"An *in vitro* system for determining the formation of Aß Amyloid" Filed: October 19, 1994 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Patents have been granted in the United States and Japan. Further patent applications in Japan and Canada have examinations requested.	The invention is directed to an assay for the formation of beta-amyloid in a biological sample and inhibitors of beta-amyloid formation.
"A diagnostic assay for Alzheimer's Disease" Filed: October 19, 1994 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Two patents granted in the United States and one patent granted in Canada.	The invention is directed to an antibody based diagnostic assay for the detection and quantification of beta-amyloid species.
"Identification of agents for use in the treatment of Alzheimer's Disease" Filed: March 11, 1998 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Patents have been granted in Australia and United States. Applications are under examination in Japan, Europe and Canada.	The invention is directed to the use of specified metal binding agents to reduce beta-amyloid mediated neurotoxicity and assays to identify agents capable of modifying neurotoxic properties of beta-amyloid.
"Use of Clioquinol for the therapy of Alzheimer's Disease" Filed: April 6, 2005 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	U.S. continuation application is currently under examination.	The invention includes claims directed to the use of clioquinol for the treatment of Alzheimer's Disease and clioquinol pharmaceutical compositions..
"Agents for use in the treatment of Alzheimer's Disease" Filed: March 11, 1999 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Patents granted in Australia and the United States. A further U.S. continuation application is under examination. Examination is pending in Canada and Japan. Patent has been allowed in Europe and is entering national phases in the United Kingdom, Ireland, Germany, France, Italy and Belgium.	The invention is directed to compositions containing clioquinol and known metal binding agents and their use in the treatment of amyloid related diseases.
"Method for Screening drugs useful for treating Alzheimer's Disease" Filed: April 29, 1999 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Continuation-in-part patent has been granted in the United States and a further U.S. divisional patent application is under examination.	The invention is primarily directed to specified assays that identify agents capable of modifying the neurotoxic properties of beta-amyloid.
"Neurotoxic Oligomers" Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	International (PCT) application has entered national phase. Patent has been granted in Australia. An application is under examination in the United States, New Zealand and China. Applications in Canada and Japan await request for examination. An application in Europe is pending examination.	The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer's Disease and other amyloid related conditions.

Invention	Status	Comments
"Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof" Filed: August 18, 2000 Applicant: The General Hospital Corporation. Licensed to Prana Biotechnology Limited	International (PCT) application has entered national phase. Applications in the United States, Australia and Europe are under examination. Applications in Japan and Canada await request for examination.	The invention is directed to assays for the detection of agents useful in the treatment of age-related cataracts and a method of treatment utilizing specified metal chelators.
"Methods of screening for inhibitors of Alzheimer's disease" Filed: December 12, 2000 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Application has entered national phase in the United States and claims for examination have been elected.	The invention encompasses claims to the identification of agents functioning as copper agonists and the use the agents in the treatment of amyloid related conditions including Alzheimer's Disease.
"Treatment of Neurodegenerative Conditions" Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	Applications have entered national phase in the United States, China and Australia. Each await request for examination.	The invention encompasses the utility of the 8-hydroxyquinoline MPAC class in the treatment of neurodegenerative cognitive changes.
"8-Hydroxyquinoline derivatives" Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	International (PCT) application has entered national phase in the United States, Europe, China, Japan, Australia, Canada and eight other global jurisdictions.	The invention is directed to chemical structures of the 8-hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.
"Neurologically-Active Compounds" Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited	International (PCT) Application has entered national phase in the United States, Europe, China, Japan, Australia, Canada and eights other global jurisdictions.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.
"Neurologically- Active Compounds" Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	International (PCT) application designating, United States, Europe, China, Japan, Australia, Canada and eight other global jurisdictions.	The invention is directed to 'F4' MPAC chemical structures and their utility in the treatment of neurological conditions.
"Use of Phanquinone for the treatment of Alzheimer's Disease". Filed: October 19, 2000 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of Alzheimer's Disease.
"Use of Phanquinone for the treatment of memory impairment". Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of memory impairment.
"Use of Clioquinol for the treatment of Alzheimer's Disease". Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Alzheimer's Disease.
"Pharmaceutical compositions of Clioquinol with B12 for therapeutic use". Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.
"Use of Clioquinol for the treatment of Parkinson's Disease". Filed: 13 February 1998 Applicant: Prana Biotechnology Limited.	Patent in the United States has been granted. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Parkinson's Disease.
"A method of prophylaxis or treatment of cardiovascular indications" Filed: 24 August 2005 Applicant: Prana Biotechnology Limited	Australian Provisional application has been filed.	This invention is directed to MPAC compounds for the treatment of cardiovascular disease.
"A method of prophylaxis or treatment and agents for same". Filed: 22 June 2006 Applicant: Prana Biotechnology Limited	Australian Provisional application has been filed.	This invention is directed to MPAC compounds for treating selected cancers.



A review of the Company's 'Corporate Governance Framework' is performed on a periodic basis to ensure that it is relevant and effective in light of the changing legal and regulatory requirements. The Board of Directors continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Company and its subsidiaries.

Unless otherwise stated all Policies and Charters meet the ASX Corporate Governance Council's Best Practice Recommendations and have been in effect for the full reporting period. All Charters and Policies are available from the Company or on its website at www.pranabio.com

ROLE OF THE BOARD AND MANAGEMENT

The Board's role is to govern the Company rather than to manage it. In governing the Company, the Board must act in the best interests of the Company as a whole. It is the role of senior management to manage the Company in accordance with the direction and delegations of the Board and the responsibility of the Board to oversee the activities of management in carrying out these delegated duties.

The Board's responsibilities are detailed in its Board Charter and include:

1 Leadership of the organisation

2 Strategy formulation

3 Overseeing planning activities

4 Shareholder liaison

5 Monitoring, compliance and risk management

6 Company finances

7 Human resources

8 Ensuring the health, safety and well-being of Directors, Officers and Contractors

9 Delegation of authority

10 Remuneration policy

11 Nomination policy

STRUCTURE AND COMPOSITION OF THE BOARD

The Board has been formed so that it has an effective mix of personnel, committed to adequately discharging their responsibilities and duties and add value to the Company.

The names of the Directors, their independence under the ASX Corporate Governance Council's Best Practice Recommendations, qualifications and experience are stated in the Directors' Profiles on pp. 11 to 12 along with the term of office held by each.

The Board believes that the interests of all Shareholders are best served by:

- directors having the appropriate skills, experience and contacts within the Company's industry;
- the Company striving to have a balance between the overall number of Directors and the number of Directors being independent as defined in the ASX Corporate Governance Guidelines;
- some significant parties with whom the Company has contractual arrangements being represented on the Board during the early years of the development of the Company; and
- some major Shareholders being represented on the Board.

A majority of Directors of the Company are classified as being 'Independent'. However, due to the stage in the Company's development, the Board believes that the most appropriate person for the position of Chairman is an Executive Officer of the Company. The Executive Officer's overall expertise is crucial to the Company's development and negates any perceived lack of independence. The Chairman of the Board is also the Chief Executive Officer of the Company.

However, where any Director has material personal interest in a matter and, in accordance with the Corporations Act 2001, the Director will not be permitted to be present during discussion or to vote on the matter. The enforcement of this requirement aims to ensure that the interest of Shareholders, as a whole, is pursued and that their interest or the Director's independence is not jeopardised.

Directors collectively or individually have the right to seek independent professional advice at the Company's expense, up to specified limits, to assist them to carry out their responsibilities. All advice obtained is made available to the full Board.

The Company has a Nomination Committee, formed on 27 July 2005. The current members of the Committee as at the date of this report, and their qualifications, are detailed in the Directors' Profiles on pp 11 to 12. Details of attendance of the members of the Nomination Committee are contained on pp 14.

ETHICAL AND RESPONSIBLE DECISION-MAKING

As part of its commitment to recognising the legitimate interests of Stakeholders, the Company has established a Code of Conduct to guide compliance with legal and other obligations to legitimate Stakeholders.

The Company has a share trading policy that regulates the dealings by Directors, Officers and Employees, in shares, options and other securities issued by the Company. The policy has been formulated to ensure that Directors, Officers, Employees and Consultants who work on a regular basis for the Company are aware of the legal restrictions on trading in Company securities while in possession of unpublished price-sensitive information.

INTEGRITY IN FINANCIAL REPORTING

In accordance with the Board's policy, the CEO and CFO have made attestations recommended by the ASX Corporate Governance Council as to the Company's financial condition prior to the Board signing this Annual Report.

The Company has a duly constituted Audit, Risk and Compliance Committee consisting of three Independent Non-Executive Directors. The current members of the Committee, as at the date of this report, and their qualifications are detailed in the Directors' Profiles on pp. 11 to 12.

The Committee holds a minimum of four meetings a year. Details of attendance of the members of the Audit, Risk & Compliance Committee are contained on pp 14.



TIMELY AND BALANCED DISCLOSURE

The Board has designated the Company Secretary as the person responsible for overseeing and co-ordinating disclosure of information to the ASX as well as communicating with the ASX. In accordance with ASX Listing Rules the Company immediately notifies the ASX of information concerning the Company:

1 that a reasonable person would or may expect to have a material effect on the price or value of the Company's securities; and

2 that would, or would be likely to influence persons who commonly invest in securities in deciding whether to acquire or dispose of the Company's securities.

RIGHTS OF SHAREHOLDERS

The Company respects the rights of its Shareholders, and to facilitate the effective exercise of the rights, the Company is committed to:

1 communicating effectively with Shareholders through ongoing releases to the market via ASX information and General Meetings of the Company;

2 giving Shareholders ready access to balanced and understandable information about the Company and Corporate Proposals;

3 making it easy for Shareholders to participate in General Meetings of the Company; and

4 requesting the External Auditor to attend the Annual General Meeting and be available to answer Shareholder's questions about the conduct of the audit, and the preparation and content of the Auditor's Report.

Any shareholder wishing to make inquiries of the Company is advised to contact the registered office. All public announcements made by the Company can be obtained from the ASX's website www.asx.com.au

RECOGNISE AND MANAGE RISK

The Audit, Risk & Compliance Committee has established a policy for risk oversight and management within the Company. This is periodically reviewed and updated.

The CEO and CFO have given a statement to the Board that:

a) in accordance with 'Best Practice Recommendation 4.1', that the Financial Statements are founded on a sound system of risk management and internal compliance and control which implements the Policies adopted by the Board; and

b) the Company's 'Risk Management and Internal Compliance and Control System', in so far as it relates to financial risk, is operating effectively in all material respects.

ENCOURAGE ENHANCED PERFORMANCE

A 'Performance Evaluation Policy' has been established to evaluate the performance of the Board, individual Directors and Executive Officers of the Company. The Board is responsible for conducting evaluations on an periodic basis in line with these policy guidelines. During the reporting period the board and individual performance evaluation were conducted on an informal basis. This provided feedback and evaluation for future development.

During the year, all Directors have full access to all Company records and receive Financial and Operational Reports at each Board Meeting.

An induction program has been established for new directors.

REMUNERATE FAIRLY AND RESPONSIBLY

The Company has adopted a Remuneration Committee to administer the Company's remuneration policy. The Committee is responsible for:

- setting the remuneration and conditions of service of all Executive and Non-Executive Directors, Officers and Employees of the Company;
- approving the design of Executive & Employee incentive plans (including equity-based plans) and proposed payments or awards under such plans;
- reviewing performance hurdles associated with incentive plans;
- making recommendations to the Board on the remuneration of Non-Executive Directors within the aggregate approved by Shareholders at General Meetings from time to time;
- consulting appropriately qualified Consultants for advice on remuneration and other conditions of service as deemed necessary;
- succession planning for the CEO and Senior Executive Officers; and
- performance assessment of the CEO and Senior Executives Officers.

The Company also has a Share Plan Committee created to administer the Share Plans adopted at the 2004 AGM. The Committee is a sub-committee of the Remuneration Committee.

The Company is committed to remunerating its Senior Executives in a manner that is market-competitive and consistent with 'Best Practice' as well as supporting the interests of Shareholders. Senior Executives may receive a remuneration package based on fixed and variable components, determined by their position and experience. Shares and/or Options may also be granted based on an individual's performance, with those granted to Directors subject to Shareholder approval.

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors are entitled to statutory superannuation, but no other retirement benefits. Non-Executive Directors do not receive performance based bonuses and do not participate in Equity Schemes of the Company without prior Shareholder approval.

Current remuneration is disclosed in the Remuneration Report contained in the Directors' Report on pp 14 to 17 and in Note 7 on pp 37 to 41.

The current members of the Remuneration Committee, as at the date of this report, and their qualifications are detailed in the Directors' Profiles on pp 11 to 12. Details of attendance of the members of the Remuneration Committee are contained on pp 14.

LEGITIMATE INTERESTS OF STAKEHOLDERS

The Board acknowledges the legitimate interests of various stakeholders such as Employees, Clients, Customers, Government Authorities, Creditors and the Community as a whole. As a good Corporate Citizen, it encourages compliance and commitment to appropriate corporate practices that are fair and ethical via its 'Code of Conduct Policy'.



Mr Geoffrey Paul Kempler



Professor Colin Louis Masters



Mr Brian Derek Meltzer



Dr George William Mihaly



Mr Peter Marks

The directors of Prana Biotechnology Limited submit herewith the annual financial report of the Company for the financial year ended 30 June 2006. In order to comply with the provisions of the Corporations Act 2001, the directors report as follows:

DIRECTORS

The names and particulars of directors of the Company in office at any time during or since the end of the financial year are:

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer
Appointed to the Board -11 November 1997
Re-elected by Shareholders - 17 November 2004
Qualifications - B.Sc. Grad. Dip. App. Soc. Psych

Experience - Mr Kempler, aged 51, has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of our Company. Mr Kempler is a qualified psychologist and the major shareholder of Aroma Science Pty Ltd, which holds the Australian distribution and marketing rights to the Aveda range of products. Mr Kempler, who has extensive experience in investment and business development, has managed our operations to date and has been responsible for the implementation of our strategic plan and the commercialisation of our technology.
Equity Interest - 17,055,000 ordinary shares and 1,000,000 options over ordinary shares
Committees - Nil
Directorships held in other listed entities in the past 3 years - Nil

Prof. Colin Masters
Executive Director
Appointed to the Board - 9 December 1999
Re-elected by Shareholders - 17 December 2003
Qualifications - B.Med.Sci (Honours), M.B., B.S., M.D., F.R.C. Path (U.K), F.R.C. Path (Aust.), F.A.A.

Experience - Prof. Masters, aged 59, graduated with a degree in Medicine from the University of Western Australia in 1970. Since such time, Prof. Masters has held many senior scientific research positions predominately in the area of Alzheimer's disease research and is currently a Professor and Head of the Department of Pathology at the University of Melbourne. Prof. Masters is Chief of Neuropathology and Director of Research Laboratories at the Mental Health Research Institute of Victoria and Consultant in Pathology at the Royal Melbourne Hospital. Prof. Masters chairs our Scientific Advisory Board and is primarily responsible for the implementation of the research strategy of our Company.
Equity Interest - 184,666 ordinary shares and 1,000,000 options over ordinary shares
Committees - Scientific Advisory Board
Directorships held in other listed entities in the past 3 years - Nil

Mr Brian Meltzer
Non-Executive Independent Director
Appointed to the Board - 9 December 1999
Re-elected by Shareholders - 30 November 2005
Qualifications - B. Com., M Ec.

Experience - Mr Meltzer, aged 53, is a merchant banker with the international investment bank Babcock & Brown. Mr Meltzer has over 20 years experience in finance, including 12 years at AIDC Ltd, where he was executive director of investment advisory services. Mr Meltzer is a director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a non-executive director on the boards of a number of private companies. He is also a director on the boards of the Australian-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victorian (Paraquad).
Equity Interest - 326,666 ordinary shares and 300,000 options over ordinary shares
Committees - Chairman of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee
Directorships held in other listed entities in the past 3 years - Nil

Dr George Mihaly
Non-Executive Independent Director
Appointed to the Board - 9 December 1999
Re-elected by Shareholders - 30 November 2005
Qualifications - B. Pharm, M.Sc., Ph.D. FAICD

Experience - Dr Mihaly, aged 53, also serves as a director of Prima Biomed Ltd, a public company, and Waide Pty Ltd, a private company. Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding Executive Chairman and Managing Director of Synermedica Pty Ltd, or Synermedica, one of Australia's leading independent consultant research organisations, or CRO, to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc, in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 23 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials.
Equity Interest - 226,666 ordinary shares and 300,000 options over ordinary shares

Committees - Member of the Audit, Risk and Compliance Committee, Remuneration Committee and Nomination Committee. Mr Mihaly is also Chairman of the Clinical Development Committee.
Directorships held in other listed entities in the past 3 years
- Prima Biomed Ltd (appointed 24 January 2005)

Mr Peter Marks
Non-Executive Independent Director
Appointed to the Board - 29 July 2005
Elected by Shareholders - 30 November 2005
Qualifications - Bec LLB Grad. Dip. Comm. Law MBA

Experience - Mr Marks, aged 50, also serves as Executive Chairman of Premier Bionics Ltd, an investment company listed on the ASX and London Stock Exchange (AIM) that is focused on investing in later stage Australian-based research and development projects that demonstrate strong commercial potential since 2001.

From September 1998 until March 2001, Mr Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr Marks served as Head of the Melbourne Companies Department at the Australian Stock Exchange and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr Marks served as director of corporate finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1998 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr Marks is currently a director of Peregrine Corporate Ltd, an Australian based investment bank.
Equity Interest - 43,111 ordinary shares and 300,000 options over ordinary shares
Committees - Member of the Audit, Risk and Compliance Committee
Directorships held in other listed entities in the past 3 years
- Premier Bionics Ltd (appointed 18 December 2001)
- Select Vaccines Ltd (appointed 31 December 2001, resigned 9 August 2006)
- MicroFuse International Plc (appointed November 2005)

Directors have been in office since the start of the financial year to the date of this report unless otherwise stated.

COMPANY SECRETARY

Mr Revelins, aged 44, has served as the Company's Company Secretary since 7 February 2000 and was appointed Chief Financial Officer of the Company in June 2004. Mr Revelins is an executive Director and principal of Peregrine Corporate Ltd, an Australian based investment bank.
Mr Revelins has held senior positions in international merchant banks and is currently a director of a number of companies listed on the Australian Stock Exchange, including Atlas Gold Ltd (appointed 6 August 2004), Mintails Ltd (appointed 21 July 2000), Eleckra Mines Ltd (appointed 23 November 2005) and Mining Projects Group Ltd (appointed 29 August 1991). He is also a director of Cangold Inc. (appointed 9 March 2000), a company listed on the Canadian Venture Exchange.

PRINCIPAL ACTIVITIES

The consolidated entity's principal activities during the course of the year were to commercialise research into Alzheimer's Disease and other major age-related degenerative disorders. There have been no significant changes in the nature of those principal activities during the financial year.

REVIEW AND RESULTS OF OPERATIONS

The consolidated net loss for the year after income tax was $11,719,309 (2005: $16,094,428 loss). For further detail, refer to the Review of Operations set out on pp 3 to 6.

SIGNIFICANT CHANGES IN STATE OF AFFAIRS

In the opinion of the Directors, there were no significant changes in the state of affairs of the consolidated entity during the financial year under review not otherwise disclosed in this Annual Report.

SUBSEQUENT EVENTS

There has not been any matter or circumstance, other than that referred to in the financial statements or notes thereto, that has arisen since the end of the financial year, that has significantly affected, or may significantly affect, the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in future financial years.

FUTURE DEVELOPMENT

The likely developments in the consolidated entity's operations, to the extent that such matters can be commented upon, are covered in the Review of Operations on pp 3 to 6 of in this Annual Report. In the opinion of the Directors, disclosure of information regarding the expected results of those operations in financial years after the current financial year is not predictable at this stage, or may prejudice the interests of the consolidated entity. Accordingly, this information has not been included in this report.

ENVIRONMENTAL ISSUES

The consolidated entity is involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. The consolidated entity's scientific research activities are in full compliance with all prescribed environmental regulations.

DIVIDENDS

The Directors did not pay any dividends during the financial year. The Directors do not recommend the payment of a dividend in respect of the 2006 financial year.



SHARE OPTIONS GRANTED TO DIRECTORS AND EXECUTIVES

During or since the end of the financial year an aggregate of 1,300,000 share options were granted by Prana Biotechnology Limited to the following Directors of the Company:

Director	No of Options Granted	No of Ordinary Shares Under Options
Prof. Colin Masters	1,000,000	1,000,000
Mr Peter Marks	300,000	300,000
	1,300,000	1,300,000

No share options have been granted by Prana Biotechnology Limited to executives of the Company during or since the end of the financial year.

EARNINGS PER SHARE

Basic loss per share 9.15 cents (2005: 13.11 cents).

CORPORATE STRUCTURE

Prana Biotechnology Limited is a Company limited by shares that is incorporated and domiciled in Australia. Prana Biotechnology Ltd has 2 subsidiaries:

* Prana Biotechnology Inc, a company limited by shares that is incorporated and domiciled in the United States; and
* Prana Biotechnology UK Ltd, a company limited by shares that is incorporated and domiciled in the United Kingdom.

EMPLOYEES

The Company employed 14 employees at 30 June 2006 (2005: 17 employees).

SHARE OPTIONS/WARRANTS ON ISSUE AT 30 JUNE 2006

As at 30 June 2006 the unissued ordinary shares of Prana Biotechnology Limited under options/warrants are as follows:

Number under option/warrant	Date of expiry	Exercise price
825,000	1 February 2007	AUD $0.50
1,100,000	17 December 2007	AUD $0.50
33,200,000	4 June 2009	USD $0.80[1]
3,827,500	30 June 2010	AUD $0.00[2]
3,800,000	17 December 2012	USD $0.50[1]
42,752,500		

[1] These options/warrants are convertible to ADRs, 1 ADR = 10 ordinary shares. The number under option/warrant represents the ordinary share number. The exercise price represents the exercise price per ordinary share.

[2] These share options can only be exercised once the share price of the Company reaches AUD$1.00 for 5 consecutive trading days.

SHARES ISSUED AS A RESULT OF THE EXERCISE OF OPTIONS/WARRANTS

During the year ended 30 June 2006 no ordinary shares of Prana Biotechnology Limited were issued as a result of the exercise of options or warrants.

INDEMNIFICATION AND INSURANCE OF DIRECTORS AND OFFICERS

During the financial year the Company entered into an insurance policy to indemnify Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. The Company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of the Company or any related body corporate against a liability incurred as such an Officer or Auditor.

MEETINGS OF DIRECTORS

The following table sets out the number of Directors' Meetings (including meetings of committees of Directors) held during the financial year and the number of meetings attended by each Director (while they were a Director or committee member).

During the financial year 13 Board Meetings, 6 Audit, Risk and Compliance Committee Meetings, 1 Nomination Committee Meeting and 6 Remuneration Committee Meetings were held.

Directors' Meetings								
	Board Meetings		Committee Meetings					
			Audit, Risk & Compliance Committee		Nomination Committee		Remuneration Committee	
	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended	Number eligible to attend	Number attended
Mr Geoffrey Kempler	13	13	-	-	-	-	-	-
Prof. Colin Masters	13	13	-	-	-	-	-	-
Mr Brian Meltzer	13	13	6	6	1	1	6	6
Dr George Mihaly	13	12	6	5	1	1	6	6
Mr Peter Marks	13	13	6	6	-	-	-	-

REMUNERATION REPORT

This report details the nature and amount of remuneration for each Director of Prana Biotechnology Limited and for the Group Executives receiving the highest remuneration.

The Directors of Prana Biotechnology Limited during the year were:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Prof. Colin Masters	Executive Director
Mr Brian Meltzer	Non-Executive Director
Dr George Mihaly	Non-Executive Director
Mr Peter Marks	Non-Executive Director Appointed 29 July 2005

The Group Executives of Prana Biotechnology Limited during the year were:

Mr Richard Revelins	Company Secretary and Chief Financial Officer
Dr Ross Murdoch	President and Chief Operating Officer
Ms Dianne Angus	Senior Vice President of Business Development, IP and Research

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors, Officers and Employees of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives in a manner that is market-competitive and consistent with "Best Practice" including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the executives' position, experience and performance, and may be satisfied via cash or equity.

Non-Executive Directors are remunerated out of the maximum aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-Executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

Remuneration Policy versus Company Financial Performance

The Company's Remuneration Policy is not directly based on its performance, rather on industry practice.

The Company's primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Company's performance over the past 4 years.

Performance Based Remuneration

The purposes of a performance bonus is to reward individual performance in line with Company objectives. Consequently, performance based remuneration is paid to an individual where the individual's performance clearly contributes to a successful outcome for the Company. This is regularly measured in respect of performance against key performance indicators (KPI's).

The Company uses a variety of KPI's to determine achievement, depending on the role of the executive being assessed. These include:

- successful contract negotiations
- achievement of research project milestones within scheduled time and/or budget. Eg bonus for achievement of satisfactory completion of a successful Phase One trial within the timeframe specified by the Company Strategic Plan
- Company share price reaching a target on the ASX or applicable markets over a period of time

For details of performance based remuneration refer to "Employment Contracts of Directors and Group Executives" on pp 17.



Details of Remuneration for Year Ended 30 June 2006

The remuneration for each Director and each of the Group Executives of the consolidated entity receiving the highest remuneration during the year was as follows:

	Short Term Benefits		Post-Employment	Equity	
	Base Fee	**Bonus**	**Superannuation Contribution**	**Options**	**Total**
	$	**$**	**$**	**$**	**$**
Directors					
Mr Geoffrey Kempler [1 & 3]	334,545	100,000	33,455	92,770	560,770
Prof. Colin Masters [2]	115,000	-	-	16,775	131,775
Mr Brian Meltzer [1]	97,569	-	7,431	27,831	132,831
Dr George Mihaly [1]	105,000	-	-	27,831	132,831
Mr Peter Marks [2]	75,000	-	-	5,033	80,033
Group Executives					
Mr Richard Revelins	80,000	-	-	-	80,000
Dr Ross Murdoch [4]	285,000	-	25,650	-	310,650
Ms Dianne Angus [5]	185,048	-	16,654	-	201,702
	1,277,162	**100,000**	**83,190**	**170,240**	**1,630,592**

[1] *This equity was issued as per the AGM held on 17 November 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company's shares. The Board believes that if the options were valued in today's market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 for five consecutive trading days. See Note 7(b), footnote 6 on pp 38 for the valuation.*

[2] *This equity was issued as per the AGM held on 30 November 2005. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company's shares. The Board believes that if the options were valued in today's market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 for five consecutive trading days. See Note 7(b), footnote 2 on pp 37 for the valuation*

[3] *Mr Kempler achieved a bonus milestone, the successful completion of the Phase 1 trial for PBT-2 as set out in his employment contract. There is a potential for a further $100,000 bonus for the satisfactory completion of a proof of concept study such as a Phase Two (A) trial on efficacy and dosage.*

[4] *On 1 January 2006, Dr Murdoch received a salary increase to $295,000 plus 9% superannuation.*

[5] *On 1 January 2006, Ms Angus received a salary increase to $195,000 plus 9% superannuation. Ms Angus has received additional remuneration in recognition of additional hours worked over her contracted 4 days per week.*

Performance Income as a Proportion of Total Remuneration

All executives are eligible to receive incentives whether through employment contracts or by the recommendation of the Board. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past year, certain Directors received equity as approved by shareholders at the 2005 AGM in recognition of future contributions to the growth and success of the Company.

Equity Issued as Part of Remuneration for the Year Ended 30 June 2006

The following table discloses the value of options granted, exercised, sold or lapsed during the year for Directors and Group Executives.

	Options Granted	Options Exercised	Options Lapsed	Value of Options Included in Remuneration for the Year [2]	Value of Options yet to be Expensed [2]	Percentage of Total Remuneration for the Year that Consists of Options
	Value at Grant Date [1]	Value at Exercise Price	Value at time of Lapse			
	$	$	($)	$	$	%
Directors						
Mr Geoffrey Kempler	-	-	-	92,770	371,078	16.54
Prof. Colin Masters	181,150	-	-	16,775	164,375	12.73
Mr Brian Meltzer	-	-	-	27,831	111,323	20.95
Dr George Mihaly	-	-	-	27,831	111,323	20.95
Mr Peter Marks	54,345	-	-	5,033	49,312	6.29
Group Executives						
Mr Richard Revelins	-	-	-	-	-	-
Dr Ross Murdoch	-	-	-	-	-	-
Ms Dianne Angus	-	-	-	-	-	-
	235,495	**-**	**-**	**170,240**	**807,411**	**77.46**

[1] The total value of options granted is calculated based on the fair value of the option at the grant date multiplied by the number of options granted during the year. See Note 7(b), footnote 2 on pp 37 for the valuation.

[2] The total value of options included in remuneration for the year is calculated in accordance with Accounting Standard AASB 2 'Share Based Payments'. This requires the following:

* *The value of the options is determined at grant date, and are included in remuneration on a proportionate basis from grant date to vesting date. Where the options immediately vest the full value of the option is recognised in remuneration in the current year.*
* *The options granted to the Directors at the 2004 and 2005 AGM were issued to Directors in recognition of their future contributions to the growth and success of the Company. These options are exercisable at $nil consideration on or before 30 June 2010, however they can only be exercised once the share price reaches $1.00 for 5 consecutive trading days. This market condition is expected to be reached closer to 30 June 2010. In accordance with AASB 2 'Share Based Payments', only a portion of the total fair value of the options at grant date is included in remuneration for the financial year. The Barrier Pricing Model was used to calculate the value of these options at the grant date. See Note 7(b), footnotes 2 and 6 on pp 37 and 38 for the valuation.*

The following table discloses the movement in Directors and Group Executives Options:

	Balance 1 July 2005	Granted as Remuneration	Options Exercised	Options Lapsed	Balance 30 June 2006
	No.	No.	No.	No.	No.
Directors					
Mr Geoffrey Kempler	1,000,000	-	-	-	1,000,000
Prof. Colin Masters	-	1,000,000	-	-	1,000,000
Mr Brian Meltzer	300,000	-	-	-	300,000
Dr George Mihaly	300,000	-	-	-	300,000
Mr Peter Marks	-	300,000	-	-	300,000
Group Executives					
Mr Richard Revelins	500,000	-	-	-	500,000
Dr Ross Murdoch	-	-	-	-	-
Ms Dianne Angus	-	-	-	-	-
	2,100,000	**1,300,000**	**-**	**-**	**3,400,000**



Employment Contracts of Directors and Group Executives

The following Directors and Group Executives were under contract at 30 June 2006:

Directors	Duration	Notice Requirements	Termination
Mr Geoffrey Kempler	Until termination by either party Signed 15 June 2005	For Good Reason Mr Kempler may terminate with 30 days notice	* pay remuneration entitlements up to 1 June 2010 * accrued entitlements, bonuses and equity issues * accelerate the vesting of any unvested options
		Without Good Reason Mr Kempler may teminate with 90 days notice	* Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Company may terminate with 90 days notice	* pay remuneration entitlements up to 1 June 2010 * accrued entitlements, bonuses and equity issues * accelerate the vesting of any unvested options
		With Cause the Company may terminate without notice	* Bonus pro-rated only if termination occurs in 1st year
Group Executives			
Dr Ross Murdoch	Until termination by either party Signed 7 August 2006	For Good Reason Dr Murdoch may terminate with 30 days notice	* pay remuneration entitlements up to 29 May 2008 or if termnation occurs after 29 May 2007, then 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity. * accrued entitlements * accelerate the vesting of any unvested options
		Without Good Reason Dr Murdoch may teminate with 120 days notice	* accrued entitlements * permitted to keep and/or exercise options that have vested at the time of termination
		Without Cause the Company may terminate with 120 days notice	* pay remuneration entitlements up to 29 May 2008 or if termnation occurs after 29 May 2007, then 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity. * accrued entitlements * accelerate the vesting of any unvested options
		With Cause the Company may terminate without notice	* accrued entitlements

PROCEEDINGS ON BEHALF OF THE COMPANY

There are no proceedings on behalf of the Company that the Company or its Directors are aware of.

NON-AUDIT SERVICES

The Directors, in accordance with advice from the Audit, Risk and Compliance Committee, is satisfied that the provision of non-audit services during the year is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The Directors are satisfied that the services disclosed below did not compromise the external auditor's independence for the following reasons:

* all non-audit services are reviewed and approved by the Audit, Risk and Compliance Committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor; and
* the nature of the services provided do not compromise the general principles relating to auditor independence as set out in the Institute of Chartered Accountants in Australia and CPA Australia's Professional Statement F1: Professional Independence.

The following fees for non-audit services were paid/payable to the external auditors during the year ended 30 June 2006:

	$
Tax	185
Other - grant audits	3,030
	3,215

Auditor's Independence Declaration

The lead auditor's independence declaration for the year ended 30 June 2006 has been received and can be found on page 19 of the Directors' Report.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the *Corporations Act 2001*.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Dated this 29th day of September 2006

INDEPENDENCE DECLARATION



29 September 2006

Mr Brian Meltzer
Chairman of the Board Audit Committee
Prana Biotechnology Limited
Suite 2, 1233 High Street
ARMADALE VIC 3143

Dear Board Members

Prana Biotechnology Limited

In accordance with section 307C of the Corporations Act 2001, I am pleased to provide the following declaration of independence to the directors of Prana Biotechnology Limited.

As lead audit partner for the audit of the financial statements of Prana Biotechnology Limited for the financial year] ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been no contraventions of:

(i) the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

(ii) any applicable code of professional conduct in relation to the audit.

Yours sincerely

DELOITTE TOUCHE TOHMATSU

CCA Mottershead
Partner
Chartered Accountants

INCOME STATEMENT



		Consolidated		Company	
	Notes	2006 $	2005 $	2006 $	2005 $
Revenue	3	**762,023**	892,135	**809,591**	925,409
Other Income	4	**288,263**	1,760,978	**288,263**	1,760,978
Research and Development Expenses	5	**(7,613,045)**	(7,687,596)	**(7,613,045)**	(7,687,596)
Personnel Expenses	5	**(3,418,008)**	(5,750,929)	**(3,392,685)**	(4,834,073)
Intellectual Property Expenses	5	**(466,426)**	(729,583)	**(466,426)**	(729,583)
Auditor Fees	8	**(205,815)**	(202,032)	**(205,815)**	(202,032)
Travel Expenses		**(212,184)**	(432,316)	**(212,184)**	(290,453)
Public Relations and Marketing Expenses		**(134,750)**	(442,920)	**(153,311)**	(300,019)
Depreciation Expenses	5	**(118,196)**	(65,223)	**(114,341)**	(63,938)
Amortisation Expenses	5	**-**	(83,200)	**-**	(83,200)
Other Expenses	5	**(824,625)**	(1,204,930)	**(813,376)**	(1,111,340)
Foreign Exchange Gain/(Loss)	5	**223,454**	(1,362,572)	**224,739**	(1,360,933)
Impairment of Inter-company Loan		**-**	-	**(144,601)**	(1,256,111)
Impairment of Intangible Assets	2b	**-**	(786,240)	**-**	(786,240)
Net (Loss) before Income Tax Expense		**(11,719,309)**	(16,094,428)	**(11,793,191)**	(16,019,131)
Income Tax Expense	6	**-**	-	**-**	-
Net (Loss) for the Year		**(11,719,309)**	(16,094,428)	**(11,793,191)**	(16,019,131)
Basic Loss Per Share (cents per share)	9	**(9.15)**	(13.11)		
Diluted Loss Per Share (cents per share)	9	**(9.15)**	(13.11)		

Notes to the Financial Statements are included on pp 24 to 57.

BALANCE SHEET



	Notes	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
CURRENT ASSETS					
Cash and Cash Equivalents	10	**10,013,778**	21,453,304	**10,013,778**	21,333,391
Trade and Other Receivables	11	**194,161**	174,476	**194,161**	174,476
Other Current Assets	12	**110,832**	495,165	**110,832**	495,165
TOTAL CURRENT ASSETS		**10,318,771**	22,122,945	**10,318,771**	22,003,032
NON-CURRENT ASSETS					
Other Financial Assets	13	**-**	-	**1,415**	1,415
Plant and Equipment	14	**102,375**	166,214	**102,375**	162,359
Intangible Assets	15	**-**	-	**-**	-
TOTAL NON-CURRENT ASSETS		**102,375**	166,214	**103,790**	163,774
TOTAL ASSETS		**10,421,146**	22,289,159	**10,422,561**	22,166,806
CURRENT LIABILITIES					
Trade and Other Payables	16	**1,538,358**	2,571,181	**1,538,358**	2,373,531
Provisions	17	**76,672**	78,602	**76,672**	78,602
TOTAL CURRENT LIABILITIES		**1,615,030**	2,649,783	**1,615,030**	2,452,133
NON-CURRENT LIABILITIES					
Provisions	17	**76,766**	45,200	**76,766**	45,200
TOTAL NON-CURRENT LIABILITIES		**76,766**	45,200	**76,766**	45,200
TOTAL LIABILITIES		**1,691,796**	2,694,983	**1,691,796**	2,497,333
NET ASSETS		**8,729,350**	19,594,176	**8,730,765**	19,669,473
EQUITY					
Issued Capital	18	**55,097,675**	54,662,445	**55,097,675**	54,662,445
Reserves	19	**2,867,249**	2,447,996	**2,867,249**	2,447,996
Accumulated Losses		**(49,235,574)**	(37,516,265)	**(49,234,159)**	(37,440,968)
TOTAL EQUITY		**8,729,350**	19,594,176	**8,730,765**	19,669,473

Notes to the Financial Statements are included on pp 24 to 57.

CASH FLOW STATEMENT



	Notes	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
CASH FLOWS FROM OPERATING ACTIVITIES					
Payments to suppliers and employees		**(12,647,726)**	(13,965,965)	**(12,432,065)**	(12,868,405)
Interest received		**764,711**	883,583	**764,711**	883,583
Grants received		**231,710**	532,283	**231,710**	532,283
Neuroscience Victoria monies received		**-**	1,125,000	**-**	1,125,000
Other		**90**	6,286	**90**	6,286
NET CASH USED IN OPERATING ACTIVITIES	23a	**(11,651,215)**	(11,418,813)	**(11,435,554)**	(10,321,253)
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from sales of plant and equipment		**375**	-	**375**	-
Payments for purchase of plant and equipment		**(55,626)**	(50,466)	**(55,626)**	(45,326)
Payment for purchases of equity investments		**-**	-	**-**	(1,415)
Loans to controlled entities		**-**	-	**(97,033)**	(1,222,837)
NET CASH USED IN INVESTING ACTIVITIES		**(55,251)**	(50,466)	**(152,284)**	(1,269,578)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issues of shares		**-**	4,753,333	**-**	4,753,333
Payment of share issue costs		**(2,020)**	(48,576)	**(2,020)**	(48,576)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES		**(2,020)**	4,704,757	**(2,020)**	4,704,757
Net decrease in cash and cash equivalents held		**(11,708,486)**	(6,764,522)	**(11,589,858)**	(6,886,074)
CASH AND CASH EQUIVALENTS AT 1 JULY 2005		**21,453,304**	29,580,398	**21,333,391**	29,580,398
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		**268,960**	(1,362,572)	**270,245**	(1,360,933)
CASH AND CASH EQUIVALENTS AT 30 JUNE 2006	23b	**10,013,778**	21,453,304	**10,013,778**	21,333,391

Notes to the Financial Statements are included on pp 24 to 57.

STATEMENT OF CHANGES IN EQUITY



		Consolidated			
	Notes	Issued Capital $	Share Based Payments Reserve $	Accumulated Losses $	Total $
Balance at 1 July 2004		49,505,493	-	(21,421,837)	28,083,656
Shares issued net of costs	18	1,011,141	-	-	1,011,141
Options exercised net of costs	18	4,145,811	-	-	4,145,811
Options issued	19	-	1,994,433	-	1,994,433
Warrants issued	19	-	453,563	-	453,563
Net (Loss) for the year		-	-	(16,094,428)	(16,094,428)
Balance at 30 June 2005		54,662,445	2,447,996	(37,516,265)	19,594,176
Shares issued net of costs	18	435,230	-	-	435,230
Options issued	19	-	258,020	-	258,020
Amortisation of option expenses	19	-	161,233	-	161,233
Net (Loss) for the year		-	-	(11,719,309)	(11,719,309)
Balance at 30 June 2006		55,097,675	2,867,249	(49,235,574)	8,729,350

		Company			
	Notes	Issued Capital $	Share Based Payments Reserve $	Accumulated Losses $	Total $
Balance at 1 July 2004		49,505,493	-	(21,421,837)	28,083,656
Shares issued net of costs	18	1,011,141	-	-	1,011,141
Options exercised net of costs	18	4,145,811	-	-	4,145,811
Options issued	19	-	1,994,433	-	1,994,433
Warrants issued	19	-	453,563	-	453,563
Net (Loss) for the year		-	-	(16,019,131)	(16,019,131)
Balance at 30 June 2005		54,662,445	2,447,996	(37,440,968)	19,669,473
Shares issued net of costs	18	435,230	-	-	435,230
Options issued	19	-	258,020	-	258,020
Amortisation of option expenses	19	-	161,233	-	161,233
Net (Loss) for the year		-	-	(11,793,191)	(11,793,191)
Balance at 30 June 2006		55,097,675	2,867,249	(49,234,159)	8,730,765

Notes to the Financial Statements are included on pp 24 to 57.

NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The financial report of Prana Biotechnology Limited for the year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 29 September 2006.

STATEMENT OF COMPLIANCE

The financial report is a general purpose financial report which has been prepared in accordance with the *Corporations Act 2001*, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards ('A-IFRS'). Compliance with A-IFRS ensures that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards ('IFRS'). The Company financial statements and notes also comply with IFRS except for the disclosure requirements in IAS 32 *'Financial Instruments: Disclosure and Presentation'* as the Australian equivalent Accounting Standard, AASB 132 *'Financial Instruments: Disclosure and Presentation'* does not require such disclosures to be presented by the Company where its separate financial statements are presented together with the consolidated financial statements of the consolidated entity.

BASIS OF PREPARATION

The financial report has been prepared on the basis of historical cost. Cost is based on the fair value of the consideration given in exchange for assets.

In the application of A-IFRS management is required to make judgements, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgements. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The consolidated entity changed its accounting polices on 1 July 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standards AASB 1 *'First-time Adopting of Australian Equivalents to International Financial Reporting Standards'*, with 1 July 2004 as the date of transition. An explanation of how the transition from the superseded policies to A-IFRS has affected the Company's and consolidated entity's financial position, financial performance and cash flows is disclosed in note 2.

The accounting policies set out below have been applied in preparing the financial statements for the year ended 30 June 2006, the comparative information presented in these financial statements for the year ended 30 June 2005, and in the preparation of the opening A-IFRS balance sheet at 1 July 2004 (as disclosed in note 2), the consolidated entity's date of transition.

GOING CONCERN BASIS

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 30 June 2006, the consolidated entity and company have accumulated losses of $49,235,574 and $49,234,159 respectively, and have incurred negative cash flows from operations of $11,651,215 and $11,435,554 respectively, in the current year. The consolidated entity and company have also experienced a reduction from its cash position of $21,453,304 and $21,333,391 respectively as at 30 June 2005 to $10,013,778 for both the consolidated entity and the company as at 30 June 2006.

Although the consolidated entity and company do not have sufficient cash resources to fund their current level of activities for at least the next 12 months, and there are uncertainties as to the exact timing and form of additional fund raising, the directors believe that there is a reasonable expectation that they can raise additional cash resources and or reduce operating costs during the 2007 fiscal year. These financial statements have, therefore, been prepared on a going concern basis which contemplates the continuity of normal business activities and the realisation of assets and settlement of liabilities in the ordinary course of business.

The directors believe that the going concern basis of preparation is appropriate given the following reasons:

- The most recently prepared cash flow forecasts prepared by management and reviewed by the directors indicate that the consolidated entity and company will have sufficient cash to meet their current operating requirements until at least March 2007, being the expected signing date of the Director's Declaration for the half-year ending 31 December 2006.
- Since inception, the consolidated entity and company have been able to raise funds to advance their research processes. To date, the consolidated entity and company have raised in excess of $55 million in equity and are presently in discussions with various potential institutional investors as well as corporate partners in relation to potential partnering and licensing opportunities. These potential relationships would further enable the consolidated entity and company to continue their current business objectives.
- In the event that additional funding is not obtained, the consolidated entity and company may have to significantly reduce their expenditure on research and development programs and other costs.

Having carefully assessed the uncertainties relating to the likelihood of securing additional funding and the consolidated entity's and company's ability to effectively manage their expenditures, the directors believe that the consolidated entity and company will continue to operate as going concerns for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis.



Notwithstanding the above, there is significant uncertainty whether the consolidated entity and company can continue as going concerns. If the consolidated entity and company are unable to continue as going concerns they may be required to realise their assets and extinguish their liabilities other than in the normal course of business and at amounts different to those stated in the financial statements.

No adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity and company not continue as going concerns.

ACCOUNTING POLICIES

a. Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (the parent entity) and its subsidiaries as defined in Accounting Standard AASB 127 *'Consolidated and Separate Financial Statements'*. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealised profits/losses arising within the consolidated entity are eliminated in full.

b. Income Tax

<u>Current tax</u>

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

<u>Deferred tax</u>

Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

<u>Current and deferred tax for the period</u>

Current and deferred tax is recognised as an expense or income in the income statement, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The consolidated entity has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available against which the unused losses and unused tax credits can be utilised, given the nature of the consolidated entity's business (research and development) and its history of losses.

c. Plant and Equipment

Plant and equipment is measured on the cost basis less accumulated depreciation and impairment.

Cost includes expenditure that is directly attributable to the acquisition of the item.

<u>Depreciation</u>

Depreciation is provided on plant and equipment. Depreciation is calculated on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life.

The following estimated useful lives are used in the calculation of depreciation:

Class of Fixed Asset	*Depreciation Rate*
Furniture & Fittings	5-33%
Computer Equipment	33%
Plant & Equipment	10-33%
Leasehold Improvements	33%

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.



NOTE 1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

d. Leased Assets

Leased assets classified as finance leases are recognised as assets. The amount initially brought to account is the present value of minimum lease payments.

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property.

Finance leased assets are amortised on a straight line basis over the estimated useful life of the asset.

Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognised as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

e. Financial Instruments - Loans and Receivables

Trade receivables, loans, and other receivables are recorded at amortised cost less impairment.

f. Impairment of Assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in profit or loss immediately.

g. Intangibles - Research and Development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale;
- the intention to complete the intangible asset and use or sell it;
- the ability to use or sell the intangible asset;
- how the intangible asset will generate probable future economic benefits;
- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
- the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets, capitalised development costs, are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives over a maximum of 5 years.

h. Foreign Currency Transactions and Balances

Foreign currency transactions

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognised in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

Foreign operations

On consolidation, the assets and liabilities of the consolidated entity's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operation.



i. Employee Benefits

Provision is made for the consolidated entity's liability for employee benefits arising from services rendered by employees up to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

j. Provisions

Provisions are recognised when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

k. Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

l. Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognised as earned when collectibility is reasonably assured.

m. Other Income

Other income is recognised to the extent that it is probable that the economic benefits will flow to the entity and the income can be reliably measured.

Government grants

Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements comprise different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase 3. Other income is not recognised prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Income for each milestone achieved is fixed up front.

Corporate partner revenues

Corporate partner revenues are comprised of amounts earned under agreements with Schering A.G. and Neuroscience Victoria Ltd. for certain research and development activities. Income is recognised as earned on a straight line basis over the lives of the relevant agreements. The straight line basis is considered appropriate as the agreements do not contain clearly defined milestones. Such agreements are performed on a "best efforts" basis with no guarantee of either technological or commercial success.

n. Share Capital

Ordinary share capital is recognised as the fair value of the consideration received by the company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

o. Trade and Other Payables

Trade payables and other payables are recognised when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods or services.

p. Share-Based Payments

Equity-settled share-based payments granted after 7 November 2002 that were unvested as of 1 January 2005, are measured at fair value at the date of grant. Fair value is measured by use of a binomial model. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

q. Loss Per Share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

r. Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the balance sheet are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the cash flow statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

NOTE 2. FIRST-TIME ADOPTION OF A-IFRS

Reconciliation of equity at 1 July 2004

		Consolidated		
	Note	Superseded Policies at 1 July 2004 [1] $	Adjustments on introduction of A-IFRS $	A-IFRS at 1 July 2004 $
CURRENT ASSETS				
Cash and Cash Equivalents		29,580,398	-	29,580,398
Trade and Other Receivables		92,917	-	92,917
Other Current Assets		72,769	-	72,769
TOTAL CURRENT ASSETS		**29,746,084**	**-**	**29,746,084**
NON-CURRENT ASSETS				
Plant and Equipment		180,971	-	180,971
Intangible Assets	b	11,488,343	(10,618,903)	869,440
TOTAL NON-CURRENT ASSETS		**11,669,314**	**(10,618,903)**	**1,050,411**
TOTAL ASSETS		**41,415,398**	**(10,618,903)**	**30,796,495**
CURRENT LIABILITIES				
Trade and Other Payables		2,661,950	-	2,661,950
Provisions		42,597	-	42,597
TOTAL CURRENT LIABILITIES		**2,704,547**	**-**	**2,704,547**
NON-CURRENT LIABILITIES				
Provisions		8,292	-	8,292
TOTAL NON-CURRENT LIABILITIES		**8,292**	**-**	**8,292**
TOTAL LIABILITIES		**2,712,839**	**-**	**2,712,839**
NET ASSETS		**38,702,559**	**(10,618,903)**	**28,083,656**
EQUITY				
Issued Capital		49,505,493	-	49,505,493
Reserves	b	14,661,942	(14,661,942)	-
Accumulated Losses	d	(25,464,876)	4,043,039	(21,421,837)
TOTAL EQUITY		**38,702,559**	**(10,618,903)**	**28,083,656**

[1] *Reported financial results as at 30 June 2004*



Reconciliation of equity at 30 June 2005

	Notes	Consolidated Superseded Policies at 30 June 2005 [1] $	Adjustments on introduction of A-IFRS $	A-IFRS at 30 June 2005 $
CURRENT ASSETS				
Cash and Cash Equivalents		21,453,304	-	21,453,304
Trade and Other Receivables		174,476	-	174,476
Other Current Assets		495,165	-	495,165
TOTAL CURRENT ASSETS		**22,122,945**	**-**	**22,122,945**
NON-CURRENT ASSETS				
Plant and Equipment		166,214	-	166,214
TOTAL NON-CURRENT ASSETS		**166,214**	**-**	**166,214**
TOTAL ASSETS		**22,289,159**	**-**	**22,289,159**
CURRENT LIABILITIES				
Trade and Other Payables		2,571,181	-	2,571,181
Provisions		78,602	-	78,602
TOTAL CURRENT LIABILITIES		**2,649,783**	**-**	**2,649,783**
NON-CURRENT LIABILITIES				
Provisions		45,200	-	45,200
TOTAL NON-CURRENT LIABILITIES		**45,200**	**-**	**45,200**
TOTAL LIABILITIES		**2,694,983**	**-**	**2,694,983**
NET ASSETS		**19,594,176**	**-**	**19,594,176**
EQUITY				
Issued Capital	a	55,405,707	(743,262)	54,662,445
Reserves	a&b	14,661,942	(12,213,946)	2,447,996
Accumulated Losses	d	(50,473,473)	12,957,208	(37,516,265)
TOTAL EQUITY		**19,594,176**	**-**	**19,594,176**

[1] Reported financial results as at 30 June 2005

NOTE 2. FIRST-TIME ADOPTION OF A-IFRS (CONTINUED)

Reconciliation of equity at 1 July 2004

		Company		
	Notes	**Superseded Policies at 1 July 2004 [1]** **$**	**Adjustments on Introduction of A-IFRS** **$**	**A-IFRS at 1 July 2004** **$**
CURRENT ASSETS				
Cash and Cash Equivalents		29,580,398	-	29,580,398
Trade and Other Receivables		92,917	-	92,917
Other Current Assets		72,769	-	72,769
TOTAL CURRENT ASSETS		**29,746,084**	**-**	**29,746,084**
NON-CURRENT ASSETS				
Plant and Equipment		180,971	-	180,971
Intangible Assets	b	11,488,343	(10,618,903)	869,440
TOTAL NON-CURRENT ASSETS		**11,669,314**	**(10,618,903)**	**1,050,411**
TOTAL ASSETS		**41,415,398**	**(10,618,903)**	**30,796,495**
CURRENT LIABILITIES				
Trade and Other Payables		2,661,950	-	2,661,950
Provisions		42,597	-	42,597
TOTAL CURRENT LIABILITIES		**2,704,547**	**-**	**2,704,547**
NON-CURRENT LIABILITIES				
Provisions		8,292	-	8,292
TOTAL NON-CURRENT LIABILITIES		**8,292**	**-**	**8,292**
TOTAL LIABILITIES		**2,712,839**	**-**	**2,712,839**
NET ASSETS		**38,702,559**	**(10,618,903)**	**28,083,656**
EQUITY				
Issued Capital		49,505,493	-	49,505,493
Reserves	b	14,661,942	(14,661,942)	-
Accumulated Losses	d	(25,464,876)	4,043,039	(21,421,837)
TOTAL EQUITY		**38,702,559**	**(10,618,903)**	**28,083,656**

[1] Reported financial results as at 30 June 2004



Reconciliation of equity at 30 June 2005

	Notes	Company Superseded Policies at 30 June 2005 [1] $	 Adjustments on introduction of A-IFRS $	 A-IFRS at 30 June 2005 $
CURRENT ASSETS				
Cash and Cash Equivalents		21,333,391	-	21,333,391
Trade and Other Receivables		174,476	-	174,476
Other Current Assets		495,165	-	495,165
TOTAL CURRENT ASSETS		**22,003,032**	-	**22,003,032**
NON-CURRENT ASSETS				
Financial Assets		1,415	-	1,415
Plant and Equipment		162,359	-	162,359
TOTAL NON-CURRENT ASSETS		**163,774**	-	**163,774**
TOTAL ASSETS		**22,166,806**	-	**22,166,806**
CURRENT LIABILITIES				
Trade and Other Payables		2,373,531	-	2,373,531
Provisions		78,602	-	78,602
TOTAL CURRENT LIABILITIES		**2,452,133**	-	**2,452,133**
NON-CURRENT LIABILITIES				
Provisions		45,200	-	45,200
TOTAL NON-CURRENT LIABILITIES		**45,200**	-	**45,200**
TOTAL LIABILITIES		**2,497,333**	-	**2,497,333**
NET ASSETS		**19,669,473**	-	**19,669,473**
EQUITY				
Issued Capital	a	55,405,707	(743,262)	54,662,445
Reserves	a&b	14,661,942	(12,213,946)	2,447,996
Accumulated Loss/Retained Earnings	d	(50,398,176)	12,957,208	(37,440,968)
TOTAL EQUITY		**19,669,473**	-	**19,669,473**

[1] Reported financial results as at 30 June 2005

NOTE 2. FIRST-TIME ADOPTION OF A-IFRS (CONTINUED)

Reconciliation of Loss for the year ended 30 June 2005		Consolidated		
	Notes	Superseded Policies [1] $	Adjustments on introduction of A-IFRS $	A-IFRS $
Revenue	e	2,653,113	(1,760,978)	892,135
Other Income	e	-	1,760,978	1,760,978
Research and Development Expenses		(7,687,596)	-	(7,687,596)
Personnel Expenses	a	(4,046,195)	(1,704,734)	(5,750,929)
Intellectual Property Expenses		(729,583)	-	(729,583)
Auditor Fees		(202,032)	-	(202,032)
Travel Expenses		(432,316)	-	(432,316)
Public Relations and Marketing Expenses		(442,920)	-	(442,920)
Depreciation Expenses		(65,223)	-	(65,223)
Amortisation Expenses	b	(1,100,004)	1,016,804	(83,200)
Other Expenses		(1,204,930)	-	(1,204,930)
Foreign Exchange Gain/(Loss)		(1,362,572)	-	(1,362,572)
Impairment of Intangible Assets	b	(10,388,339)	9,602,099	(786,240)
Net (Loss) before Income Tax Expense		**(25,008,597)**	**8,914,169**	**(16,094,428)**
Income Tax Expense		-	-	-
Net (Loss) for The Year		**(25,008,597)**	**8,914,169**	**(16,094,428)**

[1] *Reported financial results for the year ended 30 June 2005*



Reconciliation of Loss for the year ended 30 June 2005		Company		
	Notes	Superseded Policies [1] $	Adjustments on Introduction of A-IFRS $	A-IFRS $
Revenue	c&e	2,653,113	(1,727,704)	925,409
Other Income	e	-	1,760,978	1,760,978
Research and Development Expenses		(7,687,596)	-	(7,687,596)
Personnel Expenses	a	(3,129,339)	(1,704,734)	(4,834,073)
Intellectual Property Expenses		(729,583)	-	(729,583)
Auditor Fees		(202,032)	-	(202,032)
Travel Expenses		(290,453)	-	(290,453)
Public Relations and Marketing Expenses		(300,019)	-	(300,019)
Depreciation Expenses		(63,938)	-	(63,938)
Amortisation Expenses	b	(1,100,004)	1,016,804	(83,200)
Other Expenses		(1,111,340)	-	(1,111,340)
Foreign Exchange Gain/(Loss)		(1,360,933)	-	(1,360,933)
Impairment of Inter-company Loan	c	(1,222,837)	(33,274)	(1,256,111)
Impairment of Intangible Assets	b	(10,388,339)	9,602,099	(786,240)
Net (Loss) before Income Tax Expense		**(24,933,300)**	**8,914,169**	**(16,019,131)**
Income Tax Expense		-	-	-
Net (Loss) for The Year		**(24,933,300)**	**8,914,169**	**(16,019,131)**

[1] Reported financial results for the year ended 30 June 2005

NOTES TO THE RECONCILIATION OF EQUITY AND LOSS AT 1 JULY 2004 AND THE FINANCIAL YEAR ENDED 30 JUNE 2005

The following explanatory notes relate to the financial statements above and describe the differences between the accounting policies under A-IFRS and the previous treatment of those items under the Superseded Policies.

a. Share based Payments

Under the Superseded Policies, the consolidated entity did not recognise an expense for share-based compensation granted to employees or directors. Under A-IFRS, the fair value of share options issued to employees and directors is determined at grant date and expensed over the expected vesting period of the options. As permitted under A-IFRS first time adoption, the consolidated entity did not retrospectively recognise share based payments that were granted before 7 November 2002 and share based payments granted after 7 November 2002 that vested before 1 January 2005.

For the financial year ended 30 June 2005, under A-IFRS, reserves increased by $1,704,734 and an additional personnel expense of the same amount was recognised in the Income Statement in relation to the options issued during the year.

Under A-IFRS, a share based payment reserve arises on the grant of share options and warrants. Previously these amounts were allocated to issued capital. At 30 June 2005, $743,262 previously included in issued capital was moved into the share based payments reserve under A-IFRS.

NOTE 2. FIRST-TIME ADOPTION OF A-IFRS (CONTINUED)

b. Intangible Assets

Under the Superseded Policies the consolidated entity revalued the acquired research and development costs to fair value in December 1999. Under A-IFRS the revaluation is permissible only if there is an active market for the asset. As a consequence upon transition to A-IFRS on 1 July 2004, intangible assets decreased by $10,208,582 (net of accumulated amortisation) with an associated decrease in the asset revaluation reserve of $14,661,942 and accumulated losses of $4,453,360.

Under A-IFRS internally generated intangible assets from expenditure on research activities are not recognisable. As a consequence upon transition to A-IFRS on 1 July 2004 intangible assets decreased by $410,321 (net of accumulated amortisation) with a corresponding increase in accumulated losses.

As a result of the above transition adjustments, the carrying value of the intangible assets at 1 July 2004 was $869,440.

Under AASB 1 the consolidated entity has not elected to take the option to fair value the intangible assets at 1 July 2004.

The impact of the above transition adjustments to A-IFRS for the financial year ended 30 June 2005, is that the amortisation expense decreased by $1,016,804 and the impairment of intangible assets decreased by $9,602,099, which reverses a portion of the impairment recorded under the Superseded Policies given that a portion of the asset was already derecognised under A-IFRS. In addition, the asset revaluation reserve as at 30 June 2005 decreased by $14,661,942.

c. Financial Instruments

The directors have elected not to apply the first-time adoption exemption available to the consolidated entity to defer the date of transition of AASB 132 *'Financial Instruments: Disclosure and Presentation'* and AASB 139 *'Financial Instruments: Recognition and Measurement'* to 1 July 2005. This standard had nil effect on the financial statements of the consolidated entity. However this increases the value of the loan from the Company to its subsidiaries as interest is charged at the ATO benchmark rate. For the year ended 30 June 2005 this interest is $33,274. However, the interest is offset by the increase in the impairment of the inter-company loan expense by $33,274, resulting in nil overall affect on the Income Statement. Under the Superseded Policies, the interest was not charged.

	Consolidated	
	1 July 2004 $	30 June 2005 $
d. Accumulated Losses		
The effect of the above adjustments on accumulated losses is as follows:		
Expensing of share based payments (a)	-	(1,704,734)
Derecognition of revaluation (b)	14,661,942	14,661,942
Derecognition of intangible assets (b)	(10,618,903)	-
	4,043,039	12,957,208

	Company	
	1 July 2004 $	30 June 2005 $
The effect of the above adjustments on accumulated losses is as follows:		
Expensing of share based payments (a)	-	(1,704,734)
Derecognition of revaluation (b)	14,661,942	14,661,942
Derecognition of intangible assets (b)	(10,618,903)	-
	4,043,039	12,957,208

e. Revenue

Under the Superseded Policies, the consolidated entity recorded as revenue all of the consolidated entity's inflows. Under A-IFRS, the consolidated entity's revenue represents interest income, with the remaining inflows of the consolidated entity (being government grants and corporate partner revenues) classified as other income. At 30 June 2005, this reduced revenue by $1,760,978 and increased other income by the same amount.

f. Effect of A-IFRS on the Cash Flow Statement

There are no material differences between the Cash Flow Statement presented under A-IFRS and the Cash Flow Statement presented under the Superseded Policies for the year ended 30 June 2005.

	Notes	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
NOTE 3. REVENUE					
Interest		**762,023**	892,135	**762,023**	892,135
Interest Inter-company		-	-	**47,568**	33,274
		762,023	892,135	**809,591**	925,409
NOTE 4. OTHER INCOME					
Grant Revenue		**288,173**	629,692	**288,173**	629,692
Neuroscience Victoria - Funding for Research Activities		-	1,125,000	-	1,125,000
Other		**90**	6,286	**90**	6,286
		288,263	1,760,978	**288,263**	1,760,978
NOTE 5. EXPENSES					
Loss before income tax has been determined after:					
a. Expenses:					
Research and Development Expenses					
Preclinical		**3,397,149**	2,544,701	**3,397,149**	2,544,701
Clinical		**2,758,191**	2,506,832	**2,758,191**	2,506,832
Neuroscience Victoria		-	911,250	-	911,250
University of Melbourne		**621,730**	623,908	**621,730**	623,908
Other		**835,975**	1,100,905	**835,975**	1,100,905
Total Research and Development Expenses		**7,613,045**	7,687,596	**7,613,045**	7,687,596
Personnel Expenses					
Employees		**1,578,934**	1,516,077	**1,553,611**	1,426,209
Equity Based Payments - Employees		**54,662**	-	**54,662**	-
Consultants and Directors		**1,432,371**	1,640,861	**1,432,371**	813,873
Equity Based Payments - Consultants and Directors		**352,041**	2,593,991	**352,041**	2,593,991
Total Personnel Expenses		**3,418,008**	5,750,929	**3,392,685**	4,834,073
Intellectual Property Expenses					
Overseas		**259,848**	357,590	**259,848**	357,590
Local		**206,578**	371,993	**206,578**	371,993
Total Intellectual Property Expenses		**466,426**	729,583	**466,426**	729,583
Depreciation Expenses					
Plant and equipment		**36,432**	22,367	**36,432**	22,367
Computer equipment		**30,135**	33,306	**30,135**	33,306
Furniture and equipment		**7,434**	4,219	**3,579**	2,934
Leasehold improvements		**44,195**	5,331	**44,195**	5,331
Total Depreciation Expenses		**118,196**	65,223	**114,341**	63,938
Amortisation Expenses					
Core Intellectual Property	2b	-	83,200	-	83,200
Total Amortisation Expenses		-	83,200	-	83,200

	Notes	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
NOTE 5. EXPENSES (CONTINUED)					
Other Expenses					
Corporate Compliance		**129,466**	429,616	**124,157**	422,188
Office expenses		**475,957**	515,869	**471,346**	471,016
Computer expenses		**25,470**	28,592	**24,956**	26,431
Insurance		**192,917**	191,705	**192,917**	191,705
Other		**815**	39,148	**-**	-
Total Other Expenses		**824,625**	1,204,930	**813,376**	1,111,340
b. Net Loss					
Net loss on disposal of non-current assets		**894**	-	**894**	-
Foreign Exchange (Gain)/Loss		**(223,454)**	1,362,572	**(224,739)**	1,360,933
NOTE 6. INCOME TAX EXPENSE					
a. The prima facie tax on net (loss) before tax is reconciled to the income tax as follows:					
Prima facie tax income on net (loss) before income tax at 30% (2005:30%)					
- Consolidated entity		**(3,515,793)**	(4,828,328)		
- Company				**(3,537,957)**	(4,805,739)
Effect of lower tax rates of tax on overseas income		**(4,142)**	4,567		
Add:					
Tax effect of:					
- (Over) provision of income tax in previous year		**(1,304,611)**	(2,258,204)	**(1,304,611)**	(2,258,204)
- Equity issued for nil consideration		**122,011**	778,197	**122,011**	778,197
- Other		**2,848**	4,665	**2,848**	4,665
Deferred tax asset not recognised		**4,699,687**	6,299,103	**4,717,709**	6,281,081
Income tax expense attributable to loss before income tax		**-**	-	**-**	-
b. The potential deferred tax asset at 30 June 2006 in respect of tax losses not brought to account is:		**16,905,907**	12,206,220	**16,905,907**	12,188,198

NOTE 7. KEY MANAGEMENT PERSONNEL COMPENSATION

a. The Key Management Personnel of Prana Biotechnology Limited during the year were:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Prof. Colin Masters	Executive Director
Mr Brian Meltzer	Non-Executive Director
Dr George Mihaly	Non-Executive Director
Mr Peter Marks	Non-Executive Director
Mr Richard Revelins	Company Secretary and Chief Financial Officer
Dr Ross Murdoch	President and Chief Operating Officer
Ms Dianne Angus	Senior Vice President of Business Development, IP and Research

The aggregate compensation of the key management personnel of the consolidated entity and the Company is set out below:

	Consolidated		Company	
	2006 $	2005 $	**2006 $**	2005 $
Short-term employee benefits	**1,377,162**	1,361,289	**1,377,162**	1,361,289
Post-employment benefits	**83,190**	67,170	**83,190**	67,170
Termination benefits	-	432,266	-	432,266
Share-based payment	**170,240**	1,707,404	**170,240**	1,707,404
	1,630,592	3,568,129	**1,630,592**	3,568,129

b. Key Management Personnel Remuneration

Remuneration of all Key Management Personnel of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives in a manner that is market-competitive and consistent with "Best Practice" including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the executives' position, experience and performance, and may be satisfied via cash or equity.

Directors' Remuneration

2006	**Short Term Benefits**		**Post-Employment**	**Equity**	
	Base Fee $	**Bonus $**	**Superannuation Contribution $**	**Options $**	**Total $**
Mr Geoffrey Kempler [1&3]	334,545	100,000	33,455	92,770	560,770
Prof. Colin Masters [2]	115,000	-	-	16,775	131,775
Mr Brian Meltzer [1]	97,569	-	7,431	27,831	132,831
Dr George Mihaly [1]	105,000	-	-	27,831	132,831
Mr Peter Marks [2]	75,000	-	-	5,033	80,033
	727,114	100,000	40,886	170,240	1,038,240

[1] *This equity was issued as per the AGM held on 17 November 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company's shares. The Board believes that if the options were valued in today's market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 for five consecutive trading days. See footnote 6 on pp 38 for the valuation.*

[2] *This equity was issued as per the AGM held on 30 November 2005. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company's shares. The Board believes that if the options were valued in today's market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 for five consecutive trading days.*

The option price was calculated using the Barrier Pricing Model applying the following inputs:

Issued date: 2 February 2006	*Barrier: $1.00*
Pricing Model: American	*Days to Expiry: 1609*
Option Type: Call	*Volatility: 110%*
Barrier Type: Up and In	*Risk-free Interest Rate: 5.35%*
Strike Price: $0.00	*Expected Dividends: $0.00*
Spot Price: $0.21	*Option Price: $0.18*

[3] *Mr Kempler achieved a bonus milestone, the successful completion of the Phase 1 trial for PBT-2 as set out in his employment contract. There is a potential for a further $100,000 bonus for the satisfactory completion of a proof of concept study such as a Phase Two (A) trial on efficacy and dosage.*

NOTE 7. KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

Directors' Remuneration

2005	Short Term Benefits		Post-Employment	Equity		
	Base Fee		Superannuation Contribution	Options	Termination Benefits	Total
	Cash $	Shares $	$	$	$	$
Mr Geoffrey Kempler [6]	262,197	-	26,220	49,562	-	337,979
Prof. Colin Masters [4]	75,000	40,000	-	-	-	115,000
Mr Brian Meltzer [4&6]	50,000	40,000	-	14,869	-	104,869
Dr George Mihaly [4&6]	75,000	40,000	-	14,869	-	129,869
Dr Jonas Alsenas [5&6]	264,092	-	-	1,515,434	432,266	2,211,792
	726,289	120,000	26,220	1,594,734	432,266	2,899,509

[4] The base fee includes the issue of 83,333 shares each as approved at the 2004 AGM valued at $40,000 at date of issue. These shares were issued in lieu of cash.

[5] Payment relates to Jonas Alsenas stepping down as CEO per the Separation Agreement and General Release.

[6] This equity was issued as per the AGM held on 17 November 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company's shares. The Board believes that if the options were valued in today's market, they would have minimal intrinsic value given the market condition attached to the options ($1.00 share price for five consecutive trading days) or the exercise price of the options.

The option price for the options issued to Mr Geoffrey Kempler, Mr Brian Meltzer and Dr George Mihaly were calculated using the Barrier Pricing Model applying the following inputs:

Issued date: 17 December 2004	*Barrier: $1.00*
Pricing Model: American	*Days to Expiry: 2008*
Option Type: Call	*Volatility: 70%*
Barrier Type: Up and In	*Risk-free Interest Rate: 5.05%*
Strike Price: $0.00	*Expected Dividends: $0.00*
Spot Price: $0.56	*Option Price: $0.51*

The option price for Dr Jonas Alsenas was calculated using the Black-Scholes Model applying the following inputs:

Issued date: 17 December 2004	*Volatility: 59%*
Exercise Price: USD$5.00	*Risk-free Interest Rate: 3.85%*
Stock Price: USD$4.75	*Dividend Yield: 0%*
Years to Expiry: 8	*Option Price: USD$3.08 (AUD$3.99)*



c. Executives' Remuneration

2006	Short Term Benefits		Post-Employment	Equity	
	Base Fee	Bonus	Superannuation Contribution	Options	Total
	$	$	$	$	$
Mr Richard Revelins	80,000	-	-	-	80,000
Dr Ross Murdoch [1]	285,000	-	25,650	-	310,650
Ms Dianne Angus [2]	185,048	-	16,654	-	201,702
	550,048	-	42,304	-	592,352

[1] On 1 January 2006, Dr Murdoch received a salary increase to $295,000 plus 9% superannuation.

[2] On 1 January 2006, Ms Angus received a salary increase to $195,000 plus 9% superannuation. Ms Angus has received additional remuneration in recognition of additional hours worked over her contracted 4 days per week.

Executives' Remuneration

2005	Short Term Benefits		Post-Employment	Equity	
	Base Fee	Bonus	Superannuation Contribution	Options	Total
	$	$	$	$	$
Mr Richard Revelins [3]	60,000	-	-	110,000	170,000
Dr Ross Murdoch [4]	275,000	-	24,750	-	299,750
Ms Dianne Angus [4,5&6]	170,000	10,000	16,200	2,670	198,870
	505,000	10,000	40,950	112,670	668,620

[3] The equity amount relates to 500,000 options issued to Mr Revelins for his services as Chief Financial Officer, valued at grant date.
The option price was calculated using the Black-Scholes Model applying the following inputs:

Issued Date: 21 February 2005	*Volatility: 52%*
Exercise Price: $0.50	*Risk-free Interest Rate: 5.47%:*
Stock Price: $0.53	*Dividend Yield: 0%*
Years to Expiry: 3	*Option Price: $0.22*

[4] No equity was received by these executives during the year.

[5] The equity amount relates to equity issued in the year ended 30 June 2004 that vested on 1 August 2004.

[6] Base Fee includes additional hours worked above 4 days per week and a bonus was paid in recognition of additional work not otherwise remunerated in respect of the PBT1 patent dispute and clinical trial advancement.

NOTE 7. KEY MANAGEMENT PERSONNEL COMPENSATION (CONTINUED)

d. Contracts for Service

The Company has a contract of service with Geoffrey Kempler and Ross Murdoch.

	Duration	Notice Requirements	Termination	Bonus Entitlements	Equity Entitlements
Mr Geoffrey Kempler	Until termination by either party Signed 15 June 2005	For Good Reason Mr Kempler may terminate with 30 days notice	* pay remuneration entitlements up to 1 June 2010 * accrued entitlements, bonuses and equity issues * accelerate the vesting of any unvested options	The Company will pay Mr Kempler a bonus in the amount of $100,000 for achievement of the satisfactory completion of a successful Phase One trial within the timeframe specified by the Company Strategic Plan (achieved financial year 2006) and a further $100,000 bonus for the satisfactory completion of a proof of concept study such as a Phase Two (A) trial on efficacy and dosage.	Entitlement under contract at 2005 AGM not exercised.
		Without Good Reason Mr Kempler may teminate with 90 days notice	* Bonus pro-rated only if termination occurs in 1st year		
		Without Cause the Company may terminate with 90 days notice	* pay remuneration entitlements up to 1 June 2C10 * accrued entitlements, bonuses and equity issues * accelerate the vesting of any unvested options		
		With Cause the Company may terminate without notice	* Bonus pro-rated only if termination occurs in 1st year		



	Duration	Notice Requirements	Termination	Bonus Entitlements	Equity Entitlements
Dr Ross Murdoch	Until termination by either party Signed 7 August 2006	For Good Reason Dr Murdoch may terminate with 30 days notice	• pay remuneration entitlements up to 29 May 2008 or if termnation occurs after 29 May 2007, then 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity. • accrued entitlements • accelerate the vesting of any unvested options • accrued entitlements	Nil	1,250,000 options with zero exercise price. 25% vest on 7 August 2006, 25% will vest on 29 May 2007, 25% on 29 May 2008 and the remaining 25% on 29 May 2009. The options will expire 8 years from date of grant, being 7 August 2014 and can not be exercised until the share price achieves a minimum value of $0.40 for five consecutive trading days.
		Without Good Reason Dr Murdoch may teminate with 120 days notice	• permitted to keep and/or exercise options that have vested at the time of termination		
		Without Cause the Company may terminate with 120 days notice	• pay remuneration entitlements up to 29 May 2008 or if termnation occurs after 29 May 2007, then 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity. • accrued entitlements • accelerate the vesting of any unvested options • accrued entitlements		
		With Cause the Company may terminate without notice	• permitted to keep and/or exercise options that have vested at the time of termination		

	Consolidated		Company	
	2006 $	2005 $	**2006 $**	2005 $

NOTE 8. AUDITORS' REMUNERATION

	2006 $	2005 $	**2006 $**	2005 $
Remuneration of the auditor of the Company for:				
- Audit Fees	**202,600**	175,481	**202,600**	175,481
- Taxation Fees	**185**	11,631	**185**	11,631
- Other Fees	**3,030**	14,920	**3,030**	14,920
	205,815	202,032	**205,815**	202,032

NOTE 9. LOSS PER SHARE

	Consolidated	
	2006 cents	2005 cents
Basic loss per share	**(9.15)**	(13.11)
Diluted loss per share	**(9.15)**	(13.11)
	2006 $	2005 $
a. Net Loss		
Net loss used in the calculation of basic loss per share	**(11,719,309)**	(16,094,428)
Net loss used in the calculation of dilutive loss per share	**(11,719,309)**	(16,094,428)
	No.	**No.**
b. Weighted average number of ordinary shares outstanding during the year used in calculation of basic loss per share	**128,053,601**	122,754,061

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share.

All the options on issue do not have the effect to dilute the loss per share. Therefore they have been excluded from the calculation of diluted loss per share.

NOTE 10. CASH AND CASH EQUIVALENTS

	Consolidated		Company	
	2006 $	2005 $	**2006 $**	2005 $
Cash at Bank $A	**242,698**	195,080	**242,698**	195,080
Cash at Bank $US	**165,326**	585,402	**165,326**	465,489
Cash at Bank GBP	**30,495**	382,595	**30,495**	382,595
Cash at Bank EUR	**245,487**	-	**245,487**	-
Term Deposit $A	**1,051,763**	4,622,995	**1,051,763**	4,622,995
Term Deposit $US	**5,778,009**	6,667,232	**5,778,009**	6,667,232
Commercial Bill $A	**2,500,000**	9,000,000	**2,500,000**	9,000,000
	10,013,778	21,453,304	**10,013,778**	21,333,391



	Consolidated		Company	
	2006 $	2005 $	**2006 $**	2005 $

NOTE 11. TRADE AND OTHER RECEIVABLES

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Accrued Income	**119,457**	48,123	**119,457**	48,123
Goods and services tax	**73,006**	53,439	**73,006**	53,439
Other debtors	**1,698**	72,914	**1,698**	72,914
Amounts receivable from:				
- wholly-owned subsidiaries	**-**	-	**1,400,712**	1,256,111
- provision for doubtful debts of wholly-owned subsidiaries	**-**	-	**-**	(1,256,111)
- write off of debts of wholly-owned subsidiaries	**-**	-	**(1,400,712)**	-
	194,161	174,476	**194,161**	174,476

NOTE 12. OTHER CURRENT ASSETS

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Prepayments	**68,453**	495,165	**68,453**	495,165
Term Deposit $A	**42,379**	-	**42,379**	-
	110,832	495,165	**110,832**	495,165

NOTE 13. INTEREST IN CONTROLLED ENTITIES

Name	**Country of Incorporation**	**Percentage Owned**		**Investment**	
Company		**2006 %**	2005 %	**2006 $**	2005 $
Prana Biotechnology Limited	Australia				
Subsidiaries of Prana Biotechnology Limited					
Prana Biotechnology Inc	United States of America	**100**	100	**1,415**	1,415
Prana Biotechnology UK Ltd	United Kingdom	**100**	100	**-**	-
				1,415	1,415

	Consolidated		Company	
	2006	2005	**2006**	2005
	$	$	**$**	$

NOTE 14. PLANT AND EQUIPMENT

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Plant and Equipment				
At cost	**368,960**	325,899	**368,960**	325,899
Accumulated depreciation	**(351,139)**	(314,707)	**(351,139)**	(314,707)
Total Plant and Equipment	**17,821**	11,192	**17,821**	11,192
Computer Equipment				
At cost	**120,209**	116,652	**120,209**	116,652
Accumulated depreciation	**(87,287)**	(64,510)	**(87,287)**	(64,510)
Total Computer Equipment	**32,922**	52,142	**32,922**	52,142
Furniture and Fittings				
At cost	**43,421**	43,039	**38,281**	37,899
Accumulated depreciation	**(13,070)**	(5,636)	**(7,930)**	(4,351)
Total Furniture and Fittings	**30,351**	37,403	**30,351**	33,548
Leasehold Improvements				
At cost	**71,399**	71,399	**71,399**	71,399
Accumulated depreciation	**(50,118)**	(5,922)	**(50,118)**	(5,922)
Total Leasehold Improvements	**21,281**	65,477	**21,281**	65,477
Total Plant and Equipment	**102,375**	166,214	**102,375**	162,359

Movement in the carrying amounts for each class of plant and equipment between the beginning and the end of the current financial year:

2006	**Plant and Equipment**	**Computer Equipment**	**Furniture and Fittings**	**Leasehold Improvements**	**Total**
	$	**$**	**$**	**$**	**$**
Consolidated:					
Balance at the beginning of year	11,192	52,142	37,403	65,477	166,214
Additions	43,061	12,183	382	-	55,626
Disposals	-	(1,269)	-	-	(1,269)
Depreciation expense	(36,432)	(30,134)	(7,434)	(44,196)	(118,196)
Carrying amount at the end of year	17,821	32,922	30,351	21,281	102,375



2006	Plant and Equipment	Computer Equipment	Furniture and Fittings	Leasehold Improvements	Total
	$	$	$	$	$
Company:					
Balance at the beginning of year	11,192	52,142	33,548	65,477	162,359
Additions	43,061	12,183	382	-	55,626
Disposals	-	(1,269)	-	-	(1,269)
Depreciation expense	(36,432)	(30,134)	(3,579)	(44,196)	(114,341)
Carrying amount at the end of year	17,821	32,922	30,351	21,281	102,375
2005					
Consolidated:					
Balance at the beginning of year	33,559	49,905	27,887	69,620	180,971
Additions	-	35,543	13,735	1,188	50,466
Depreciation expense	(22,367)	(33,306)	(4,219)	(5,331)	(65,223)
Carrying amount at the end of year	11,192	52,142	37,403	65,477	166,214
Company:					
Balance at the beginning of year	33,559	49,905	27,887	69,620	180,971
Additions	-	35,543	8,595	1,188	45,326
Depreciation expense	(22,367)	(33,306)	(2,934)	(5,331)	(63,938)
Carrying amount at the end of year	11,192	52,142	33,548	65,477	162,359

NOTE 15. INTANGIBLE ASSETS

	Consolidated		Company	
	2006 $	2005 $	**2006 $**	2005 $
Core intellectual property - cost	-	1,248,000	-	1,248,000
Less accumulated amortisation	-	(461,760)	-	(461,760)
Less impairment of intellectual property [1]	-	(786,240)	-	(786,240)
	-	-	-	-

Aggregate amortisation allocated during the year is recognised as an expense and disclosed in note 5 to the financial statements.

[1] *The Intellectual Property was impaired on 30 June 2005 following the announcement to the market in April 2005 concerning the cessation of the PBT1 clinical trial.*

	Consolidated		Company	
	2006	2005	**2006**	2005
	$	$	**$**	$
NOTE 16. TRADE AND OTHER PAYABLES				
Trade creditors	**952,145**	1,235,320	**952,145**	1,216,193
Accrued expenses	**471,213**	1,310,861	**471,213**	1,132,338
Amounts payable to Directors	**115,000**	25,000	**115,000**	25,000
	1,538,358	2,571,181	**1,538,358**	2,373,531
NOTE 17. PROVISIONS				
CURRENT				
Annual leave	**76,672**	78,602	**76,672**	78,602
NON-CURRENT				
Long service leave	**76,766**	45,200	**76,766**	45,200
a. Aggregate Employee Benefits Liability	**153,438**	123,802	**153,438**	123,802
	No.	No.	**No.**	No.
b. Number of Employees at Year-end	**14**	17	**14**	16

		Consolidated		Company	
	Notes	**2006**	2005	**2006**	2005
		$	$	**$**	$
NOTE 18. ISSUED CAPITAL					
Fully Paid Ordinary Shares	18a	**55,097,675**	54,662,445	**55,097,675**	54,662,445
Warrants over ADRs	18b	**-**	-	**-**	-
		55,097,675	54,662,445	**55,097,675**	54,662,445

		2006		2005	
		No of shares	**$**	No of shares	$
a. Movement in ordinary shares on issue					
At the beginning of the reporting period		**127,319,260**	**54,662,445**	115,984,380	49,505,493
Shares issued during the year	18a(i)	**825,000**	**437,250**	1,828,214	1,014,958
Exercise of options	18a(ii)	**-**	**-**	9,506,666	4,753,333
Transaction costs relating to share issues		**-**	**(2,020)**	-	(611,339)
At reporting date		**128,144,260**	**55,097,675**	127,319,260	54,662,445

Ordinary shares participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. At shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

(i) 2005	Details	Number	Issue Price $	$
9 August 2004	Issued for settlement of litigation	1,350,000	0.56	756,000
16 September 2004	Issued to a consultant	49,775	0.82	40,816
17 December 2004	Issued to Directors	249,999	0.48	120,000
21 February 2005	Issued to a consultant	178,440	0.55	98,142
		1,828,214		1,014,958

2006	Details	Number	Issue Price $	$
10 August 2005	Issued to a consultant	825,000	0.53	437,250
		825,000		437,250

(ii) 2005	Details	Number	Exercise Price $	$
8 December 2004	Exercise of Options	9,506,666	0.50	4,753,333
		9,506,666		4,753,333

b. Movement in warrants on issue	2006		2005	
	No of warrants	$	No of warrants	$
At the beginning of the reporting period	3,000,000	-	3,000,000	-
At reporting date	3,000,000	-	3,000,000	-

		Consolidated		Company	
	Notes	2006 $	2005 $	2006 $	2005 $

NOTE 19. RESERVES

	Notes	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Options over fully paid ordinary shares	19a	**898,252**	478,999	**898,252**	478,999
Options over ADRs	19b	**1,515,434**	1,515,434	**1,515,434**	1,515,434
Warrants over ADRs	19c	**453,563**	453,563	**453,563**	453,563
		2,867,249	2,447,996	**2,867,249**	2,447,996

		2006		2005	
		No of options	$	No of options	$
a. Movement in options over fully paid ordinary shares					
At the beginning of the reporting period		**3,312,000**	**478,999**	21,269,167	-
Options issued during the year	19a(i)	**2,678,000**	**258,020**	2,700,000	478,999
Options exercised	19a(ii)	-	-	(9,506,666)	-
Options expired	19a(iii)	**(200,000)**	-	(11,150,501)	-
Options lapsed upon ceasement of employment	19a(iv)	**(37,500)**	-	-	-
Amortisation of option expenses	19a(v)	-	**161,233**	-	-
At reporting date		**5,752,500**	**898,252**	3,312,000	478,999

NOTE 19. RESERVES (CONTINUED)

(i) 2005	Details	Number	Exercise Price $	Vesting/Escrow Date	Expiry Date	Value Expensed $
17 December 2004	Issued to a consultant [1]	400,000	0.50	17 December 2004	17 December 2007	265,000
17 December 2004	Issued to a consultant [2]	200,000	0.50	Vest Quarterly	17 December 2007	24,699
17 December 2004	Issued to Directors [3]	1,600,000	-	Escrowed until 17 December 2005. Exercisable if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010	79,300
21 February 2005	Issued to an executive [4]	500,000	0.50	21 February 2005	17 December 2007	110,000
		2,700,000				478,999

2006	Details	Number	Exercise Price $	Vesting/Escrow Date	Expiry Date	Value Expensed $
10 August 2005	Issued to a consultant [5]	413,000	0.50	206,000 on 1 August 2004 and 207,000 on 1 February 2005	1 February 2007	181,550
2 February 2006	Issued to Directors [6]	1,300,000	-	Escrowed until 2 February 2007. Exercisable if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010	21,808
2 February 2006	Issued to employees [7]	890,000	-	Exercisable if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010	53,187
30 June 2006	Issued to an employee [7]	75,000	-	Exercisable if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010	1,475
		2,678,000				258,020

(ii) 2005	Date Exercised	Number	Exercise Price $
	8 December 2004	9,506,666	0.50
		9,506,666	



(iii) 2005	Date Expired	Number	Exercise Price $
	1 December 2004	10,243,334	0.50
	30 June 2005	10,000	1.50
	30 June 2005	897,167	0.50
		11,150,501	

2006	Date Expired	Number	Exercise Price $
	1 October 2005	200,000	0.50
		200,000	

(iv) 2006	Date Lapsed	Number	Exercise Price $
	1 June 2006	37,500	-
		37,500	

(v) 2006	Details	Number	Expense Recognised $
17 December 2004	Issued to Directors [3]	1,600,000	148,432
17 December 2004	Issued to a consultant [2]	200,000	12,801
		1,800,000	161,233

		2006		2005	
		No of options	**$**	No of options	$
b. Movement in options over ADRS					
At the beginning of the reporting period		**380,000**	**1,515,434**	-	-
Options issued during the year	19b(i)	**-**	**-**	380,000	1,515,434
At reporting date		**380,000**	**1,515,434**	380,000	1,515,434

(i) 2005	Details	Number	Exercise Price $	Vesting Date	Expiry Date	Value Expensed $
17 December 2004	Issued to a former Director [8]	380,000	US$5.00	14 June 2005	17 December 2012	1,515,434
		380,000				1,515,434

NOTE 19. RESERVES (CONTINUED)

		2006		2005	
		No of warrant	**$**	No of warrants	$
c. Movement in warrants of ADRs					
At the beginning of the reporting period		**320,000**	**453,563**	-	-
Warrants issued during the year	19c(i)	-	-	320,000	453,563
At reporting date		**320,000**	**453,563**	320,000	453,563

(i) 2005	**Details**	**Number**	**Exercise Price $**	**Vesting Date**	**Expiry Date**	**Value Expensed $**
17 December 2004	Issued to a consultant [9]	320,000	US$8.00	17 December 2004	4 June 2009	453,563
		320,000				453,563

[1] *The option price was calculated using the Black-Scholes Model applying the following inputs:*
Issued date: 17 December 2004 — *Volatility: 62%*
Exercise Price: $0.50 — *Risk-free Interest Rate: 4.89%*
Stock Price: $0.56 — *Dividend Yield: 0%*
Years to Expiry: 3 — *Option Price: $0.27*

[2] *The option price was calculated using the Black-Scholes Model applying the following inputs:*
Issued date: 17 December 2004 — *Volatility: 60%, 105%, 97% & 116%*
Exercise Price: $0.50 — *Risk-free Interest Rate: 5.28%, 5.30%, 5.25% & 5.26%*
Stock Price: $0.54, $0.39, $0.32 & $0.29 — *Dividend Yield: 0%*
Years to Expiry: 2.75, 2.5, 2.25 & 2 — *Option Price: $0.24, $0.22, $0.15 & $0.14*

[3] *Refer to note 7(b), Directors' Remuneration 2005, footnote 6.*

[4] *Refer to note 7(b), Executives' Remuneration 2005, footnote 3.*

[5] *The option price was calculated using the Black-Scholes Model applying the following inputs:*
Issued date: 10 August 2005 — *Volatility: 84% & 51%*
Exercise Price: $0.50 — *Risk-free Interest: 5.00% & 5.02%*
Stock Price: $0.68 & $0.65 — *Dividend Yield: 0%*
Years to Expiry: 2.5 & 2 — *Option Price: $0.41 & $0.27*

[6] *Refer to note 7(b), Directors' Remuneration 2006, footnote 2.*

[7] *The option price was calculated using the Barrier Pricing Model applying the following inputs:*
Issued date: 2 February 2006 — *Barrier: $1.00*
Pricing Model: American — *Days to Expiry: 1641*
Option Type: Call — *Volatility: 127%*
Barrier Type: Up and In — *Risk-free Interest Rate: 5.25%*
Strike Price: $0.00 — *Expected Dividends: $0.00*
Spot Price: $0.20 — *Option Price: $0.18*

[8] *Refer to note 7(b), Directors' Remuneration 2005, footnote 6.*

[9] *The warrant price was calculated using the Black Scholes Model applying the following inputs:*
Issued date: 17 December 2004
Exercise Price: USD$8.00
Stock Price: USD$4.10
Warrant Price: USD$1.11 (AUD$1.42)

NOTE 20. EXPENDITURE COMMITMENTS

The Company moved premises in June 2004 and entered into a lease for a 3 year period totalling $306,781. The balance of the lease payable in financial year 2007 is $92,727.

NOTE 21. CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The consolidated entity is not involved in any legal or arbitration proceedings and, so far as Directors are aware, no such proceedings are pending or threatened against the consolidated entity.

NOTE 22. SEGMENT REPORTING

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

NOTE 23. CASH FLOW INFORMATION

a. Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax

	Consolidated		Company	
	2006 $	2005 $	**2006 $**	2005 $
Loss after income tax	**(11,719,309)**	(16,094,428)	**(11,793,191)**	(16,019,131)
Non-cash movements				
Depreciation expense	**118,196**	65,223	**114,341**	63,938
Amortisation expense	**-**	83,200	**-**	83,200
Non-cash equity issues in consideration of operating expenses	**856,503**	2,144,191	**856,503**	2,144,191
Foreign exchange (gains)/losses	**(268,960)**	1,362,572	**(270,245)**	1,360,933
Impairment of intangible asset	**-**	786,240	**-**	786,240
Impairment of inter-company loan	**-**	-	**144,601**	1,256,111
Add back interest on inter-company loan	**-**	-	**(47,568)**	(33,274)
Loss on sale of non-current asset	**894**	-	**894**	-
Changes in assets and liabilities				
(Increases)/Decreases in trade and other receivables	**(19,685)**	(81,559)	**(19,685)**	(81,559)
(Increases)/Decreases in other current assets	**384,333**	(422,396)	**384,333**	(422,396)
Increases/(Decreases) in trade and other payables	**(1,032,823)**	665,231	**(835,173)**	467,581
Increases/(Decreases) in provision of employee entitlements	**29,636**	72,913	**29,636**	72,913
Cash flows used in operating activities	**(11,651,215)**	(11,418,813)	**(11,435,554)**	(10,321,253)

b. Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:

	Consolidated 2006 $	Consolidated 2005 $	Company 2006 $	Company 2005 $
Cash at Bank $A	**242,698**	195,080	**242,698**	195,080
Cash at Bank $US	**165,326**	585,402	**165,326**	465,489
Cash at Bank GBP	**30,495**	382,595	**30,495**	382,595
Cash at Bank EUR	**245,487**	-	**245,487**	-
Term Deposit $A	**1,051,763**	4,622,995	**1,051,763**	4,622,995
Term Deposit $US	**5,778,009**	6,667,232	**5,778,009**	6,667,232
Commercial Bill $A	**2,500,000**	9,000,000	**2,500,000**	9,000,000
	10,013,778	21,453,304	**10,013,778**	21,333,391

c. Non-cash Financing Activities

See notes 18 and 19 for details regarding issues of shares, options and warrants to consultants, employees and directors in lieu of payment for services.

NOTE 24. EXECUTIVE, EMPLOYEE AND CONSULTANT SHARE OPTION ARRANGEMENT

i. At the Annual General Meeting held on 22 November 2000, Shareholders approved the establishment of an Employee Share Incentive Scheme designed to reward Executives, Employees and/or Consultants for their contributions to the Company. It was also proposed as a method of retaining key personnel for the growth and development of the Company's intellectual property rights. The options could not be transferred and were not quoted on the Australian Stock Exchange. At 30 June 2005 there were 3 executives, 4 employees and 5 consultants participating in the scheme. All options were issued with an exercise price of $0.50 and expired on 30 June 2005.

ii. At the Annual General Meeting held on 17 November 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the consolidated entity. As per the previous plan, the plan is to be used as a method of retaining key personnel for the growth and development of the consolidated entity's intellectual property rights. Due to the consolidated entity's US presence, a US plan and an Australian plan were developed. At 30 June 2006 equity had been issued to 1 previous Director while a Director under the US plan and 5 Directors, 3 consultants, 1 executive and 11 employees under the Australian plan.

For option valuations, refer to notes 7 and 19 of the financial statements.

		Consolidated		Company	
	Notes	**2006 No**	2005 No	**2006 No**	2005 No
a. Employee Share Incentive Scheme 2000					
Movement in the number of share options held by employees are as follows:					
Opening balance		-	897,167	-	897,167
Expired during the year	24a(i)	-	(897,167)	-	(897,167)
Closing Balance		-	-	-	-

(i) Expired during the Financial Year 2005

Details	**Number**	**Escrow Date**	**Expiry Date Price $**	**Exercise**
Issued 21 June 2001	10,000	Nil	30 June 2005	0.50
Issued 7 March 2002	200,000	May 01, May 02 & May 03	30 June 2005	0.50
Issued 10 July 2002	100,000	May 01, May 02 & May 03	30 June 2005	0.50
Issued 31 October 2002	100,000	Nil	30 June 2005	0.50
Issued 6 June 2003	50,000	Nil	30 June 2005	0.50
Issued 6 June 2003	50,000	31 May 2004	30 June 2005	0.50
Issued 6 June 2003	25,000	25 December 2004	30 June 2005	0.50
Issued 6 June 2003	20,000	1 August 2003	30 June 2005	0.50
Issued 15 September 2003	262,167	Various	30 June 2005	0.50
Issued 27 November 2003	50,000	Nil	30 June 2005	0.50
Issued 5 December 2003	20,000	5 December 2003	30 June 2005	0.50
Issued 8 August 2004	10,000	Various	30 June 2005	0.50
	897,167			

	Notes	Consolidated 2006 NO	Consolidated 2005 No	Company 2006 No	Company 2005 No
b. 2004 Australian Employee, Directors and Consultants Share and Option Plan - Shares **Movement in the number of shares held by employees are as follows:**					
Opening balance		**428,439**	-	**428,439**	-
Granted during the year	24b(i)	**-**	428,439	**-**	428,439
Closing Balance		**428,439**	428,439	**428,439**	428,439

(i) Issued during the Financial Year 2005

Details	No.
Issued 17 December 2004 to Directors	249,999
Issued 21 February 2005 to a Consultant	178,440
	428,439

	Notes	Consolidated 2006 NO	Consolidated 2005 No	Company 2006 No	Company 2005 No
c. 2004 Australian Employee, Directors and Consultants Share and Option Plan - Options **Movement in the number of share options held by employees are as follows:**					
Opening balance		**2,700,000**	-	**2,700,000**	-
Granted during the year	24c(i)	**2,265,000**	2,700,000	**2,265,000**	2,700,000
Lapsed during the year	24c(ii)	**(37,500)**	-	**(37,500)**	-
Closing Balance		**4,927,500**	2,700,000	**4,927,500**	2,700,000

Details	Number	Escrow Date	Expiry Date	Exercise Price $
(i) Issued during the Financial Year 2005				
Issued 17 December 2004 to Directors	1,600,000	After 17 December 2005, if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010	0.00
Issued 17 December 2004 to a Consultant	200,000	17 December 2004	17 December 2007	0.50
Issued 17 December 2004 to a Consultant	400,000	Vest quarterly	17 December 2007	0.50
Issued 21 February 2005 to an Executive	500,000	21 February 2005	17 December 2007	0.50
	2,700,000			

NOTE 24. EXECUTIVE, EMPLOYEE AND CONSULTANT SHARE OPTION ARRANGEMENT (CONTINUED)

Issued during the Financial Year 2006

Details	Number	Escrow Date	Expiry Date	Exercise Price $
Issued 2 February 2006 to employees	890,000	Exercisable if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010	0.00
Issued 2 February 2006 to Directors	1,300,000	Escrowed until 2 February 2007. Exercisable if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010	0.00
Issued 30 June 2006 to an employee	75,000	Exercisable i: the share price reaches $1.00 for 5 consecutive trading days	30 June 2010	0.00
	2,265,000			

(ii) Lapsed during the Financial Year 2006

Details	Number	Escrow Date	Expiry Date	Exercise Price $
Issued 2 February 2006 to an employee	37,500	Exercisable if the share price reaches $1.00 for 5 consecutive trading days	30 June 2010	0.00
	37,500			

		Consolidated		Company	
	Notes	**2006 NO**	2005 No	**2006 No**	2005 No
d. 2004 US ADS Option Plan - Options					
Movement in the number of share options held by employees are as follows:					
Opening balance		**380,000**	-	**380,000**	-
Granted during the year	24d(i)	-	380,000	-	380,000
Closing Balance		**380,000**	380,000	**380,000**	380,000

(i) Issued during the Financial Year 2005

Details	Number	Escrow Date	Expiry Date	Exercise Price $
Issued 17 December 2004 to a former director[1]	380,000	14 June 2005	17 December 2012	US$5.00
	380,000			

[1] *These options are exercisable into ADRs (1 US option converts into 1 NASDAQ ADR = 10 ASX Shares)*



NOTE 25. EVENTS SUBSEQUENT TO REPORTING DATE

No matters or circumstances have arisen since the end of the financial year, which significantly affected or may significantly affect the operations of the consolidated entity, the result of those operations or the state of affairs of the consolidated entity in subsequent financial years.

NOTE 26. RELATED PARTY TRANSACTIONS

a. Equity Interests in Subsidiaries

Details of the percentage of ordinary shares held in subisdiiares are disclosed in note 13 to the financial statements.

b. Key Management Personnel Remuneration

Details of key management personnel remuneration is disclosed in note 7 to the financial statements.

c. Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of Prana Biotechnology Limited

	Balance 01 July 2005	Granted as Remuneration	Received on Exercise of Options	Net Other Change [1]	Balance 30 June 2006	Balance held Nominally
	No.	No.	No.	No.	No.	No.
Mr Geoffrey Kempler	17,055,000	-	-	-	17,055,000	-
Prof. Colin Masters	184,666	-	-	-	184,666	-
Mr Brian Meltzer	326,666	-	-	-	326,666	-
Dr George Mihaly	226,666	-	-	-	226,666	-
Mr Peter Marks	43,111	-	-	-	43,111	-
Mr Richard Revelins	42,808	-	-	50,000	92,808	-
Dr Ross Murdoch	50,000	-	-	-	50,000	-
Ms Dianne Angus	-	-	-	-	-	-
Total	**17,928,917**	**-**	**-**	**50,000**	**17,978,917**	**-**

[1] Net change other refers to shares traded on market.

Share Options of Prana Biotechnology Limited

	Balance 01 July 2005	Granted as Remuneration	Options Exercised	Net Change Other	Balance 30 June 2006	Total Vested 30 June 2006	Total Exercisable 30 June 2006	Total Unexercisable 30 June 2006
	No.	No.	No.	No.	No.	No.	No.	No.
Mr Geoffrey Kempler	1,000,000	-	-	-	1,000,000	1,000,000	-	1,000,000
Prof. Colin Masters	-	1,000,000	-	-	1,000,000	1,000,000	-	1,000,000
Mr Brian Meltzer	300,000	-	-	-	300,000	300,000	-	300,000
Dr George Mihaly	300,000	-	-	-	300,000	300,000	-	300,000
Mr Peter Marks	-	300,000	-	-	300,000	300,000	-	300,000
Mr Richard Revelins	500,000	-	-	-	500,000	500,000	500,000	-
Dr Ross Murdoch	-	-	-	-	-	-	-	-
Ms Dianne Angus	-	-	-	-	-	-	-	-
Total	**2,100,000**	**1,300,000**	**-**	**-**	**3,400,000**	**3,400,000**	**500,000**	**2,900,000**

NOTE 26. RELATED PARTY TRANSACTIONS (CONTINUED)

Fully Paid Ordinary Shares of Prana Biotechnology Limited

	Balance 01 July 2004	Granted as Remuneration	Received on Exercise of Options	Net Other Change	Balance 30 June 2005	Balance held Nominally
	No.	No.	No.	No.	No.	No
Mr Geoffrey Kempler	17,055,000	-	-	-	17,055,000	-
Prof. Colin Masters	101,333	83,333	-	-	184,666	-
Mr Brian Meltzer	243,333	83,333	-	-	326,666	-
Dr George Mihaly	143,333	83,333	-	-	226,666	-
Mr Richard Revelins	42,808	-	-	-	42,808	-
Dr Ross Murdoch	50,000	-	-	-	50,000	-
Ms Dianne Angus	-	-	-	-	-	-
Total	**17,635,807**	**249,999**	-	-	**17,885,806**	-

Share Options of Prana Biotechnology Limited

	Balance 01 July 2004	Granted as Remuneration	Options Exercised	Net Change Other	Balance 30 June 2005	Total Vested 30 June 2005	Total Exercisable 30 June 2005	Total Unexercisable 30 June 2005
	No.	No.	No.	No.	No.	No.	No.	No.
Mr Geoffrey Kempler	9,167,500	1,000,000	-	(9,167,500)	1,000,000	1,000,000	-	1,000,000
Prof. Colin Masters	1,000,000	-	-	(1,000,000)	-	-	-	-
Mr Brian Meltzer	300,000	300,000	-	(300,000)	300,000	300,000	-	300,000
Dr George Mihaly	300,000	300,000	-	(300,000)	300,000	300,000	-	300,000
Mr Richard Revelins	50,000	500,000	-	(50,000)	500,000	500,000	500,000	-
Dr Ross Murdoch	281,667	-	-	(281,667)	-	-	-	-
Ms Dianne Angus	88,000	-	-	(88,000)	-	-	-	-
Total	**11,187,167**	**2,100,000**	-	**(11,187,167)**	**2,100,000**	**2,100,000**	**500,000**	**1,600,000**

[1] *Net change other refers to options expired or sold*

For further information on equity entitlements under employment contracts, refer to note 7.



NOTE 27. FINANCIAL INSTRUMENTS

a. Interest Rate Risk

The consolidated entity's exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities, is as follows:

	Weighted average effective interest rate	Floating Interest Rate	Fixed Interest Maturing In		Non-Interest Bearing	Total
			1 year or less	1-5 years		
	$	$	$	$	$	
	2006	2006	2006	2006	2006	2006
Financial Assets						
Cash	2.60%	683,593	9,329,772	-	413	10,013,778
Receivables	-	-	-	-	194,161	194,161
Other current assets	5.15%	-	42,379	-	-	42,379
Total Financial Assets		**683,593**	**9,372,151**	**-**	**194,574**	**10,250,318**
Financial Liabilities						
Payables		-	-	-	1,538,358	1,538,358
Provisions		-	-	-	153,438	153,438
Total Financial Liabilities		**-**	**-**	**-**	**1,691,796**	**1,691,796**

	Weighted average effective interest rate	Floating Interest Rate	Fixed Interest Maturing In		Non-Interest Bearing	Total
			1 year or less	1-5 years		
		$	$	$	$	$
		2005	2005	2005	2005	2005
Financial Assets						
Cash	4.57%	1,162,877	20,290,227	-	200	21,453,304
Receivables		-	-	-	174,476	174,476
Total Financial Assets		**1,162,877**	**20,290,227**	**-**	**174,676**	**21,627,780**
Financial Liabilities						
Payables		-	-	-	2,571,181	2,571,181
Provisions		-	-	-	123,802	123,802
Total Financial Liabilities		**-**	**-**	**-**	**2,694,983**	**2,694,983**

b. Credit Risk

Financial assets, which potentially expose the consolidated entity to concentrations of credit risk, consist primarily of cash and cash equivalents and term deposits over three months. The consolidated entity's cash and cash equivalents are placed with high credit quality financial institutions. Accordingly, the Directors believe the consolidated entity has no significant concentration of credit risk.

c. Fair Values

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values determined in accordance with the accounting policies disclosed in note 1.

NOTE 28. COMPANY DETAILS

The registered office of the Company is:
Prana Biotechnology Limited
Suite 2, 1233 High Street
Armadale Victoria 3143 Australia
Phone: + 61 3 9824 8166 Fax: + 61 3 9824 8161

The principal place of business is:
Prana Biotechnology Limited
Level 2, 369 Royal Parade
Parkville Victoria 3052 Australia
Phone: + 61 3 9349 4906 Fax: + 61 3 9348 0377

DIRECTORS' DECLARATION



The directors declare that:

a. in the directors' opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable;

b. in the directors' option, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standards and giving a true and fair view of the financial position and performance of the consolidated entity; and

c. the directors have been given the declarations required by s295A of the *Corporations Act 2001*.

Signed in accordance with a resolution of the directors made pursuant to s295(5) of the *Corporations Act 2001*.

On behalf of the Directors

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Dated this 29th day of September 2006



Scope

The financial report and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statement, statement of changes in equity, a summary of significant accounting policies and other explanatory notes and the directors' declaration for both Prana Biotechnology Limited (the company) and the consolidated entity, for the financial year ended 30 June 2006 as set out on pages 20 to 57. The consolidated entity comprises the company and the entities it controlled at the year's end or from time to time during the financial year.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with Accounting Standards in Australia and the Corporations Act 2001. This includes responsibility for the maintenance of adequate financial records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Audit approach

We have conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit has been conducted in accordance with Australian Auditing Standards to provide reasonable assurance whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal controls, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to form an opinion whether, in all material respects, the financial report is presented fairly in accordance with Accounting Standards in Australia and the Corporations Act 2001 so as to present a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and performance as represented by the results of their operations, their changes in equity and their cash flows.

Our procedures included examination, on a test basis, of evidence supporting the amounts and other disclosures in the financial report, and the evaluation of accounting policies and significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

The audit opinion expressed in this report has been formed on the above basis.

Audit Opinion

In our opinion, the financial report of Prana Biotechnology Limited is in accordance with the Corporations Act 2001, including:

(a) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the year ended on that date; and

(b) complying with Accounting Standards in Australia and the Corporations Regulations 2001.

Inherent Uncertainty Regarding Continuation as a Going Concern

Without qualification to the opinion expressed above, attention is drawn to the following matter. As a result of the matters described in Note 1, Statement of Significant Accounting Policies – Going Concern Basis, there is significant uncertainty whether the consolidated entity and the company will be able to continue as going concerns and therefore whether they will realise their assets and extinguish their liabilities in the normal course of business and at the amounts stated in the financial report.

DELOITTE TOUCHE TOHMATSU

CCA Mottershead
Partner
Chartered Accountants

Melbourne, 29 September 2006

SHAREHOLDER INFORMATION



NUMBER OF HOLDERS OF EQUITY SECURITIES

Ordinary Shares

128,394,260 fully paid ordinary shares are held by 2160 individual shareholders.

All ordinary shares carry one vote per share.

Options

825,000 unlisted options exercisable @ $0.50 on or before 1 February 2007 are held by 1 individual shareholders.

1,100,000 unlisted options exercisable @ $0.50 on or before 17 December 2007 are held by 3 individual shareholders.

3,752,500 unlisted options exercisable @ $0.00 on or before 30 June 2010 are held by 15 individual shareholders.

380,000 unlisted options exercisable at USD$5.00 on or before 17 December 2012, convertible to 380,000 ADRs (1 US option converts into 1 NASDAQ ADR = 10 ASX shares) are held by 41 individual shareholders.

3,320,000 unlisted warrants exercisable at USD$8.00 on or before 4 June 2009, convertible to 3,320,000 ADRs (1 US option converts into 1 NASDAQ ADR = 10 ASX shares) are held by 41 individual shareholders.

All options and warrants do not carry a right to vote. Voting rights will be attached to the unissued shares when the options and warrants have been exercised.

DISTRIBUTION OF HOLDERS IN EACH CLASS OF EQUITY SECURITIES

	Fully paid ordinary shares
1 - 1,000	381
1,001 - 5,000	848
5,001 - 10,000	429
10,001 - 100,000	457
100,001 - and over	43
Total number of shareholders	**2,158**
Unmarketable parcels	**411**

TWENTY LARGEST HOLDERS OF QUOTED SECURITIES

	Fully paid ordinary shares	
Shareholder	**Number**	**%**
1. ANZ Nominees Ltd Cash Income A/C	59,103,097	46.03
2. Jagen Nominees Pty Ltd	14,008,500	10.91
3. Baywick Pty Ltd	13,965,000	10.88
4. Merrill Lynch (Australia) Nominees Pty Ltd	3,927,155	3.06
5. Wesptac Custodian Nominees Ltd	3,383,056	2.63
6. NRB Developments Pty Ltd	2,970,000	2.31
7. Neurotransmission Pty Ltd	2,875,000	2.24
8. P N Gerolymatos SA	1,350,000	1.05
9. Citicorp Nominees Ltd	1,280,303	1.00
10 Mr Nicholas Charles Richards	600,000	0.47
11. National Nominees Ltd	560,372	0.44
12. Ms Eva Fay Migdal	296,517	0.23
13. Mr David Bartash	282,925	0.22
14. Tenth Kusim Pty Ltd	279,475	0.22
15. Surpion Pty Ltd MW Suhr & Co A/C	200,000	0.16
16. Aliana Pty Ltd Mark Suhr Super Fund A/C	250,000	0.19
17. HSBC Custody Nominees (Australia) Ltd	202,000	0.16
18. Mrs Sonia Mary Kempler	200,660	0.16
19. Mr Leon Kempler Leon Superannuation Fund A/C	200,000	0.16
20. Snowdrift Investments Pty Ltd	275,000	0.21
TOTAL	**106,209,060**	**82.73**

UNQUOTED EQUITY SECURITIES HOLDINGS GREATER THEN 20%

There are no unquoted equity securities holding greater than 20%.

SUBSTANTIAL SHAREHOLDERS

The names of substantial shareholders who have notified the Company in accordance with Section 671B of the Corporations Act are:

Baywick Pty Ltd	17,055,000	ordinary shares
Jagen Nominees Pty Ltd	14,008,500	ordinary shares



SHAREHOLDER ENQUIRIES

Shareholders with enquiries about their shareholdings should contact the Share Registry:

Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford Victoria 3067 Australia
Telephone: 1300 85 05 05 (within Australia)
+ 61 3 9415 4000 (overseas)
Facsimile: +61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

CHANGE OF ADDRESS, CHANGE OF NAME, CONSOLIDATION OF SHAREHOLDINGS

Shareholders should contact the Share Registry to obtain details of the procedure required for any of these changes.

REMOVAL FROM THE ANNUAL REPORT MAILING LIST

Shareholders who do not wish to receive the Annual Report should advise the Share Registry in writing. These shareholders will continue to receive all other shareholder information.

TAX FILE NUMBERS

It is important that Australian resident shareholders, including children, have their tax file number or exemption details noted by the Share Registry.

CHESS

(Clearing House Electronic Subregister System)

Shareholders wishing to move to uncertified holdings under the Australian Stock Exchange CHESS system should contact their stockbroker.

UNCERTIFIED SHARE REGISTER

Shareholding statements are issued at the end of each month that there is a transaction that alters the balance of your holding.

WEBSITE

Shareholders wishing to access specific information about their holding can visit the Share Registry's website at www.computershare.com

DIRECTORS

Mr Geoffrey Kempler
Executive Chairman and
Chief Executive Officer

Prof. Colin Masters
Executive Director

Mr Brian Meltzer
Non-Executive Director

Dr George Mihaly
Non-Executive Director

Mr Peter Marks
Non-Executive Director

COMPANY SECRETARY

Mr Richard Revelins

REGISTERED OFFICE

Suite 2, 1233 High Street
Armadale Victoria 3143 Australia
Phone: + 61 3 9824 8166
Fax: + 61 3 9824 8161

PRINCIPLE PLACE OF BUSINESS

Level 2, 369 Royal Parade
Parkville Victoria 3052 Australia
Phone: + 61 3 9349 4906
Fax: + 61 3 9348 0377

AUDITORS

Deloitte Touche Tohmatsu
Chartered Accountants
180 Lonsdale Street
Melbourne Victoria 3000 Australia

SOLICITORS

Oakley Thompson & Co
Level 17, 500 Collins Street
Melbourne Victoria 3000 Australia

SHARE REGISTRY

Computershare Investor Services Pty Ltd
Yarra Falls, 452 Johnston Street
Abbotsford Victoria 3067 Australia
Telephone: 1300 85 05 05 (within Australia)
+ 61 3 9415 4000 (overseas)
Facsimile: +61 3 9473 2500
Email: essential.registry@computershare.com.au
Website: www.computershare.com.au

SECURITIES QUOTED

Australian Stock Exchange
Code- PBT (Shares)
NASDAQ (North American Dealers Automated Quotation)
Code- PRAN (ADRs)

WEBSITE

www.pranabio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Prana Biotechnology Limited

By: Richard Revelins
Chief Financial Officer

Date: October 5, 2006